EXHIBIT 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of ARC Resources Ltd. (“ARC” or the “Company”) is Management’s analysis of the financial performance and significant trends or external factors that may affect future performance. It is dated February 11, 2015 and should be read in conjunction with the audited consolidated financial statements (the "financial statements") as at and for the year ended December 31, 2014, and the MD&A and unaudited condensed interim consolidated financial statements for the periods ended March 31, 2014, June 30, 2014 and September 30, 2014 as well as ARC’s Annual Information Form that is filed on SEDAR at www.sedar.com. All financial information is reported in Canadian dollars, unless otherwise noted.

This MD&A contains additional generally accepted accounting principles ("GAAP") measures, non-GAAP measures and forward-looking statements. Readers are cautioned that the MD&A should be read in conjunction with ARC’s disclosure under the headings “Non-GAAP Measures,” “Additional GAAP Measures,” “Forward-looking Information and Statements” and "Glossary" included at the end of this MD&A.

ABOUT ARC RESOURCES LTD.

ARC is a dividend-paying Canadian oil and gas company headquartered in Calgary, Alberta. ARC’s activities relate to the exploration, development and production of conventional oil and natural gas in Canada with an emphasis on the development of properties with a large volume of hydrocarbons in place commonly referred to as “resource plays.”

ARC’s vision is to be a leading energy producer, focused on delivering results through its strategy of risk-managed value creation. ARC is committed to providing superior long-term financial returns for its shareholders, creating a culture where respect for the individual is paramount and action and passion are rewarded. ARC runs its business in a manner that protects the safety of employees, communities and the environment. ARC’s vision is realized through the four pillars of its strategy:

1.
High quality, long-life assets – ARC’s unique suite of assets include both growth and base assets. ARC’s growth assets consist of world-class resource play properties, primarily concentrated in the Montney geological formation in northeast British Columbia and northern Alberta, and the Cardium formation in the Pembina area of Alberta. These assets provide substantial growth opportunities, which ARC will pursue to create value through long-term profitable development. ARC’s base assets consist of core properties located throughout Alberta, Saskatchewan and Manitoba. The base assets deliver stable production and contribute significant cash flow to fund future development and support ARC's dividend.

2.
Operational excellence – ARC is focused on capital discipline and cost management to extract the maximum return on its investments while operating in a safe and environmentally responsible manner. Production from individual oil and natural gas wells naturally declines over time. In any one year, ARC approves a budget to drill new wells with the intent to first replace production declines and second to potentially increase production volumes. At times, ARC may also acquire strategic producing or undeveloped properties to enhance current production and reserves or to provide potential future drilling locations. Alternatively, it may strategically dispose of non-core assets that no longer meet its investment criteria.

3.
Financial flexibility – ARC provides returns to shareholders through a combination of a monthly dividend, currently $0.10 per share per month, and a potential for capital appreciation. ARC’s goal is to fund capital expenditures necessary to replace production declines and dividend payments using funds from operations (1). ARC will finance value creating activities through a combination of sources including funds from operations, proceeds from ARC’s Dividend Reinvestment Program (“DRIP”), reduced funding required under the Stock Dividend Program ("SDP"), proceeds from property dispositions, debt capacity, and if necessary, equity issuance. ARC chooses to maintain prudent debt levels, targeting its net debt to be one to 1.5 times annualized funds from operations and less than 20 per cent of total capitalization over the long-term (1).

4.
Top talent and strong leadership culture – ARC is committed to the attraction, retention and development of the best and brightest people in the industry. ARC’s employees conduct business every day in a culture of trust, respect, integrity and accountability. Building leadership talent at all levels of the organization is a key

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focus. ARC is also committed to corporate leadership through community investment, environmental reporting practices and open communication with all stakeholders. As of the end of December 2014, ARC had approximately 603 employees with 346 professional, technical and support staff in the Calgary office, and 257 individuals located across ARC’s operating areas in western Canada.

(1)
Funds from operations, net debt, and total capitalization are additional GAAP measures which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities.

Total Return to Shareholders

ARC's business plan has resulted in significant operational success and has contributed to a trailing five year annualized total return per share of 9.9 per cent (Table 1).

Table 1

Total Returns (1)	Trailing One Year	Trailing Three Year	Trailing Five Year
Dividends per share ($)	1.20	3.60	6.00
Capital appreciation (depreciation) per share ($)	(4.41)	0.06	5.22
Total return per share (%)	(11.4)	14.9	60.4
Annualized total return per share (%)	(11.4)	4.7	9.9
S&P/TSX Exploration & Producers Index annualized total return (%)	(22.1)	(7.7)	(6.2)
(1)
Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A. Calculated as at December 31, 2014.

Since 2010, ARC’s production has grown by 38,433 boe per day, or 52 per cent, while its proved plus probable reserves have grown by 187.6 million boe, or 39 per cent. Table 2 highlights ARC’s production and reserves for the last five years:

Table 2

	2014	2013	2012	2011	2010
Production (boe/d)	112,387	96,087	93,546	83,416	73,954
Daily production per thousand shares (1)	0.35	0.31	0.31	0.29	0.28
Proved plus probable reserves (mmboe) (2)(3)(4)	672.7	633.9	607.0	572.4	485.1
Proved plus probable reserves per share (boe) (5)	2.1	2.0	2.0	2.0	1.8
(1)	Daily production per thousand shares represents annual average daily production divided by the diluted weighted average common shares for the respective years ending December 31.
(2)	As determined by ARC’s independent reserve evaluator solely at December 31.
(3)
ARC has also disclosed contingent resources associated with interests in certain of its properties located in northeastern British Columbia in ARC’s Annual Information Form as filed on SEDAR at www.sedar.com.

(4)
Company gross reserves. For more information, see ARC’s Annual Information Form as filed on SEDAR at www.sedar.com and the news release entitled “ARC Resources Ltd. Announces 210 Per Cent Produced Reserves Replacement in 2014” dated February 11, 2015.

(5)	Per share amounts are based on weighted average shares, diluted.

ECONOMIC ENVIRONMENT

ARC’s 2014 financial and operating results were impacted by commodity prices and foreign exchange rates which are outlined in Table 3 below:

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Table 3

Selected Benchmark Prices and Exchange Rates (1)	Three Months Ended			Twelve Months Ended
	December 31			December 31
	2014	2013	% Change	2014	2013	% Change
Brent (US$/bbl)	77.07	109.35	(30)	99.45	108.70	(9)
WTI oil (US$/bbl)	73.20	97.61	(25)	92.91	98.05	(5)
Edmonton Par (Cdn$/bbl)	75.65	86.64	(13)	94.46	93.16	1
Henry Hub NYMEX (US$/mmbtu) (2)	4.00	3.60	11	4.41	3.65	21
AECO natural gas (Cdn$/mcf)	4.01	3.15	27	4.42	3.16	40
Cdn$/US$ exchange rate	1.14	1.05	9	1.10	1.03	7
(1)
The benchmark prices do not reflect ARC's realized sales prices. For average realized sales prices, refer to Table 13 in this MD&A. Prices and exchange rates presented above represent averages for the respective periods.

(2)	NYMEX Henry Hub "Last Day" Settlement.

In the first six months of 2014, North American crude oil and natural gas prices reached their highest level on average since 2008. Strong prices contributed to significant drilling activity in North America, resulting in supply growth of both crude oil and natural gas. Increased supply led to a supply-demand imbalance, which resulted in price deterioration for both crude oil and natural gas markets late in 2014.

The over-supplied nature of the oil market became more apparent late in 2014, with the continued production growth from shale plays in the United States, slower than expected global demand growth, and sustained production levels by OPEC. As a result, there is currently a crude oil supply-demand imbalance. The sell-off in global oil prices was a market reaction to restore the supply-demand balance, given that OPEC did not reduce production.

Current oil prices are below marginal supply costs for new production from many areas; the current depressed prices have resulted in a significant reduction in 2015 budgeted capital spending for the global energy sector. Reduced drilling activity is expected to slow supply growth and re-balance markets, however there is a lag between drilling activity levels and resultant oil production due to the life cycle of well completions and tie-ins. In addition to re-balancing supply and demand, it is expected that the decrease in drilling activity will result in a meaningful decrease in oilfield service costs which should result in improved rates of return at lower commodity prices and a more efficient energy sector.

For natural gas, 2014 started with a cold winter that established record-setting demand. Depleted inventory levels supported both NYMEX Henry Hub and AECO prices above US$4 per mmbtu and Cdn$4 per GJ, respectively, for the first six months of the year. In the later part of 2014, US natural gas supply levels increased and inventory reached levels that are currently viewed as being adequate to satisfy the expected level of demand through the winter and into 2015.

In addition to volatile commodity prices, foreign exchange rates have also changed significantly over the past year. The US dollar has been particularly strong, reflecting the strength of the broad economic recovery in the United States. The Cdn$/US$ exchange rate has been further impacted by weaker Canadian exports resulting from low energy prices. The devaluation of the Canadian dollar relative to the US dollar partially offset the impact of lower US dollar-denominated crude oil and natural gas prices.

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Annual Guidance and Financial Highlights

Table 4 is a summary of ARC’s 2015 and 2014 guidance and a review of 2014 actual results. The 2015 guidance outlined below is under review and will be updated with ARC's first quarter 2015 results to incorporate reduced capital spending that includes cost savings from the service sector in response to reduced activity levels and reflects spending on only those projects that are profitable under current market conditions. ARC expects to spend approximately $150 million in the first quarter of 2015 and has a great deal of flexibility to adjust its capital budget as required. At this time, ARC's 2015 guidance estimates are unchanged from the original guidance announced on November 5, 2014 with the exception of 2015 capital expenditures, current income taxes and weighted average shares outstanding. Capital expenditures were reduced from $875 million to $750 million and current income taxes were revised to a range of zero to eight percent of funds from operations from three to eight percent of funds from operations due to lower expected commodity prices in 2015. Guidance for 2015 weighted average shares outstanding was increased to 339 million shares from 321 million shares to reflect the impact of ARC's equity offering of 17.9 million shares that closed on January 29, 2015.

Table 4

	2015 Guidance (3)(4)	2014 Guidance	2014 YTD	% Variance
Production
Crude oil (bbl/d)	37,000 - 39,000	35,000 - 37,000	36,525	—
Condensate (bbl/d)	3,800 - 4,300	3,500 - 3,800	3,667	—
Natural gas (mmcf/d)	445 - 460	405 - 415	406.1	—
NGLs (bbl/d)	4,700 - 5,100	4,200 - 4,500	4,518	—
Total (boe/d)	120,000 - 125,000	110,000 - 114,000	112,387	—
Expenses ($/boe)
Operating	8.80 - 9.30	9.00 - 9.40	8.88	(1)
Transportation	2.00 - 2.20	2.00 - 2.20	2.23	1
G&A (1)	2.00 - 2.30	2.20 - 2.40	2.06	(6)
Interest	1.10 - 1.30	1.10 - 1.20	1.15	—
Current income tax (per cent of funds from operations) (2)	0 - 8	6 - 8	6	—
Capital expenditures before land purchases and net property acquisitions ($ millions)	750	975	945.5	(3)
Land purchases and net property acquisitions ($ millions)	—	—	96.5	N/A
Weighted average shares, diluted (millions)	339	317	317	—
(1)
The 2014 guidance for G&A expenses per boe was based on a range of $1.45 - $1.55 prior to the recognition of any expense associated with ARC’s long-term incentive plans and $0.75 - $0.85 per boe associated with ARC’s long-term incentive plans. Actual per boe costs for each of these components for the year ended December 31, 2014 were $1.44 and $0.62 per boe, respectively.

(2)	The 2014 and 2015 corporate tax estimates will vary depending on level of commodity prices. Current income tax is quoted as a percentage of funds from operations before tax.
(3)	2015 production guidance does not take into account the impact of any dispositions that may occur during the year.
(4)	2015 guidance is under review and will be updated for reduced capital spending with ARC's first quarter 2015 results.

ARC’s 2014 production was 112,387 boe per day, falling into the middle of the guidance range. Crude oil and liquids production was just above the mid-point of the guidance range while natural gas production averaged toward the lower end of the range.

On a per boe basis, operating expenses were below the guidance range during 2014, as ARC has continued to increase its production from properties with lower operating costs while divesting of non-core assets with historically higher operating costs. Transportation expenses are slightly outside of the guidance range as ARC incurred additional trucking costs throughout 2014 to transport liquids to market. As ARC manages the transportation and marketing of its products itself rather than working through a third-party marketer, it typically incurs additional transport costs that

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are recouped in the price it receives upon delivery. G&A expenses were below guidance in 2014, primarily reflecting a reduction to the estimated payment obligation under ARC's long-term incentive plans at December 31, 2014. G&A expenses before any impact of ARC's long-term incentive plans is just below the guidance range.

ARC incurred $945.5 million of capital expenditures during 2014. In addition, ARC spent $134 million on land purchases and "tuck-in" acquisitions of land and facilities and infrastructure during the year. In response to the deterioration of commodity prices late in 2014, ARC announced a reduction to its 2015 capital program from $875 million to $750 million (see January 7, 2015 new release "ARC Resources Ltd. Announces Bought Deal Financing and Reduced 2015 Capital Program"). Since that date, there has been a continued decline in commodity prices and as such ARC is re-evaluating its 2015 spending to ensure it is creating long-term value for its shareholders. This includes working with all service providers to find additional cost savings as ARC believes that such costs will come down as activity levels decline. ARC will only execute capital projects that meet appropriate hurdle rates of return and as such it is expected that the 2015 capital development program will be less than the $750 million currently approved. This reduction will have a modest impact on full year 2015 production volumes, particularly on the oil side. Updated guidance will be provided with the release of first quarter 2015 results.

The guidance information presented is intended to provide shareholders with information on Management’s expectations for results of operations. Readers are cautioned that the guidance may not be appropriate for other purposes.

2014 FOURTH QUARTER FINANCIAL AND OPERATING RESULTS

Financial Highlights

Table 5

	Three Months Ended			Twelve Months Ended
	December 31			December 31
($ millions, except per share and volume data)	2014	2013	% Change	2014	2013	% Change
Funds from operations (1)	251.7	237.8	6	1,124.0	861.8	30
Funds from operations per share (1)(2)	0.79	0.76	4	3.54	2.76	28
Net income and comprehensive income	113.7	13.6	736	380.8	240.7	58
Operating income (3)	64.5	50.0	29	390.3	224.9	74
Dividends per share (2)	0.30	0.30	—	1.20	1.20	—
Average daily production (boe/d) (4)	117,986	100,883	17	112,387	96,087	17
(1)	Refer to the sections entitled "Funds from Operations" and “Additional GAAP Measures” contained within this MD&A.
(2)	Per share amounts (with the exception of dividends per share, which are based on the number of shares outstanding at each dividend record date) are based on weighted average shares, diluted.
(3)
Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A. Also refer to the "Operating Income" section within this MD&A for the definition of operating income and a reconciliation of ARC’s net income to operating income.

(4)	Reported production amount is based on company interest before royalty burdens.

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Funds from Operations

ARC reports funds from operations in total and on a per share basis. Funds from operations does not have a standardized meaning prescribed by Canadian GAAP. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.

Table 6 is a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities:

Table 6

	Three Months Ended		Twelve Months Ended
	December 31		December 31
($ millions)	2014	2013	2014	2013
Net income	113.7	13.6	380.8	240.7
Adjusted for the following non-cash items:
DD&A and impairment	279.4	157.0	758.5	551.9
Accretion of ARO	3.7	3.1	14.9	12.5
Intangible E&E expenses	9.5	1.3	39.4	1.3
Deferred tax expense	23.5	15.1	59.1	77.9
Unrealized loss (gain) on risk management contracts	(212.6)	27.8	(205.3)	(30.6)
Unrealized gain on risk management contracts recognized in previous quarters (1)	—	(5.0)	—	—
Unrealized loss on foreign exchange	32.7	24.8	73.8	48.9
Loss (gain) on disposal of petroleum and natural gas properties	(0.1)	0.4	1.8	(38.9)
Other	1.9	(0.3)	1.0	(1.9)
Funds from operations	251.7	237.8	1,124.0	861.8
Unrealized gain on risk management contracts recognized in previous quarters (1)	—	5.0	—	—
Net change in other liabilities	0.4	(2.3)	(20.4)	(16.6)
Change in non-cash working capital	39.1	(19.6)	49.4	(43.5)
Cash flow from operating activities	291.2	220.9	1,153.0	801.7
(1)
ARC enters into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price.Throughout the year, ARC has applied the portion of gains or losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effects of contracts used for economic hedging. At December 31, all gains and losses associated with these contracts have been realized, and in the fourth quarter gains or losses previously applied to all prior quarters are reversed.

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Details of the change in funds from operations from the three and twelve months ended December 31, 2013 to the three and twelve months ended December 31, 2014 are included in Table 7 below:

Table 7

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	$ millions	$/Share (1)	$ millions	$/Share (1)
Funds from operations – 2013	237.8	0.76	861.8	2.76
Volume variance
Crude oil and liquids	37.1	0.12	214.8	0.69
Natural gas	24.2	0.08	71.4	0.23
Price variance
Crude oil and liquids	(53.5)	(0.18)	3.2	0.01
Natural gas	21.3	0.07	194.0	0.62
Realized gain or loss on risk management contracts	15.9	0.05	(44.8)	(0.14)
Unrealized gain on risk management contracts recognized in previous quarters (2)	5.0	0.02	—	—
Royalties	(3.2)	(0.01)	(74.9)	(0.24)
Expenses
Transportation	(10.3)	(0.03)	(31.4)	(0.10)
Operating	(7.3)	(0.02)	(25.5)	(0.08)
G&A	(1.4)	(0.01)	13.8	0.04
Interest	(1.6)	(0.01)	(4.8)	(0.02)
Current tax	(12.7)	(0.04)	(54.0)	(0.17)
Realized gain or loss on foreign exchange	0.4	—	0.4	—
Diluted shares	—	(0.01)	—	(0.06)
Funds from operations – 2014	251.7	0.79	1,124.0	3.54
(1)	Per share amounts are based on weighted average shares, diluted.
(2)
ARC enters into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price.Throughout the year, ARC has applied the portion of gains or losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effects of contracts used for economic hedging. At December 31, all gains and losses associated with these contracts have been realized, and in the fourth quarter gains or losses previously applied to all prior quarters are reversed.

Funds from operations increased by six per cent in the fourth quarter of 2014 to $251.7 million from $237.8 million generated in the fourth quarter of 2013. The increase reflects increased revenue associated with higher crude oil and liquids and natural gas production coupled with higher natural gas prices, partially offset by lower crude oil and liquids pricing. Increased realized gains on risk management contracts also served to increase fourth quarter funds from operations which was partially offset by increased royalties, transportation and operating expenses and higher current taxes.

For the year ended December 31, 2014, funds from operations increased by $262.2 million or 30 per cent as compared to the same period in 2013. Increased production volumes and higher crude oil, natural gas and NGLs prices as well as lower G&A expenses contributed to the year-over-year increase in funds from operations, offset by higher royalties, increased realized losses on risk management contracts and higher current income taxes, transportation, and operating expenses.

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2014 Funds from Operations Sensitivity

Table 8 illustrates sensitivities of pre-hedged operating items to operational and business environment changes and the resulting impact on funds from operations per share:

Table 8

	Assumption	Change	Impact on Annual Funds from Operations (6) $/Share
Business Environment (1)
Crude oil price (US$ WTI/bbl) (2)(3)	92.91	1.00	0.033
Natural gas price (Cdn$ AECO/mcf) (2)(3)	4.42	0.10	0.029
Cdn$/US$ exchange rate (2)(3)(4)	1.10	0.01	0.026
Interest rate on floating-rate debt (2)	2.7%	1.0%	0.003
Operational
Crude oil and liquids production volumes (bbl/d) (5)	44,710	1.0%	0.027
Natural gas production volumes (mmcf/d) (5)	406.1	1.0%	0.013
Operating expenses ($/boe) (5)	8.88	1.0%	0.009
G&A expenses ($/boe) (5)	2.06	10.0%	0.023
(1)	Calculations are performed independently and may not be indicative of actual results that would occur when multiple variables change at the same time.
(2)
Prices and rates are indicative of published prices for the year ended December 31, 2014. See Table 13 of this MD&A for additional details. The calculated impact on funds from operations would only be applicable within a limited range of these amounts.

(3)	Analysis does not include the effect of risk management contracts.
(4)	Includes impact of foreign exchange on crude oil, condensate, and NGLs prices that are presented in US dollars.
(5)	Operational assumptions are based upon results for the year ended December 31, 2014.
(6)	Refer to the sections entitled "Funds from Operations" and “Additional GAAP Measures” contained within this MD&A.

Net Income

Net income of $113.7 million ($0.36 per share, diluted) was earned in the fourth quarter of 2014, a $100.1 million increase compared to net income of $13.6 million ($0.04 per share, diluted) in the fourth quarter of 2013. ARC recorded increased revenue net of royalties of $25.9 million and higher gains on risk management contracts of $256.3 million. The increased revenue is a reflection of increased production volumes and higher realized natural gas prices during the fourth quarter of 2014 relative to the fourth quarter of 2013, partially offset by lower realized crude oil and liquids pricing, while the increase in gains on risk management contracts reflects lower forward commodity prices at the end of the fourth quarter as compared to the average of prices identified in ARC's risk management contracts. Increased activity has led to higher transportation and operating expenses by $10.3 million and $7.3 million, respectively. ARC's DD&A expense increased by $122.4 million, of which $103 million is related to impairment charges recognized by ARC in the fourth quarter of 2014 on assets in its Northern Alberta district due to reduced forward pricing estimates. Increased income tax expense of $21.1 million also served to offset the increase in net income.

For the year ended December 31, 2014, net income was $380.8 million ($1.20 per share, diluted) as compared to $240.7 million ($0.77 per share, diluted) in 2013 resulting in a year-over-year increase of $140.1 million. Revenue after royalties increased by $408.5 million for the year ended December 31, 2014 as compared to the prior year, and gains on risk management contracts increased by $129.9 million during the same period. Consistent with the fourth quarter, ARC recognized increased transportation and operating expenses of $31.4 million and $25.5 million, respectively, during 2014 as compared to 2013 reflecting higher production levels, while increased DD&A and impairment charges of $206.6 million relate to increased production levels and lower forward commodity prices and include $103 million of impairment charges recognized in the fourth quarter. Reduced G&A expenses of $12.8 million served to increase net income, while increased intangible exploration and evaluation expenses of $38.1 million and increased losses on foreign exchange of $24.5 million during 2014 offset some of the increases to net income.

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Additionally, a $38.9 million gain on disposal of petroleum and natural gas properties was recorded during 2013 when a loss of $1.8 million was recorded during the same period of the current year.

Operating Income

Operating income is a non-GAAP financial measure that does not have standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other issuers. Operating income is defined by ARC as net income excluding the impact of after-tax unrealized gains and losses on risk management contracts, after-tax unrealized gains and losses on foreign exchange, after-tax gains on disposal of petroleum and natural gas properties, after-tax impairment on PP&E, after-tax E&E expense, after-tax unrealized gains and losses on short-term investments, and is further adjusted to include any after-tax portion of unrealized gains or losses on risk management contracts settled annually that relate to current period production. ARC believes that adjusting net income for these non-operating items presents a measure of “full cycle” financial performance that is more comparable between periods than net income. The most directly comparable GAAP measure to operating income is net income. Refer to the section entitled "Non-GAAP Measures" at the end of this MD&A.

ARC's operating income was $64.5 million in the fourth quarter of 2014, up $14.5 million compared to operating income of $50 million in the fourth quarter of 2013. For the year ended December 31, 2014, operating income was $390.3 million, up $165.4 million from $224.9 million from the same period in 2013.

Table 9

	Three Months Ended		Twelve Months Ended
	December 31		December 31
Operating Income ($ millions, except per share amounts)	2014	2013	2014	2013
Net income	113.7	13.6	380.8	240.7
Add (deduct) non-operating items:
Unrealized loss (gain) on risk management contracts	(212.6)	27.8	(205.3)	(30.6)
Unrealized gain on risk management contracts recognized in previous quarters (1)	—	(5.0)	—	—
Intangible E&E expenses	9.5	1.3	39.4	1.3
Unrealized loss on foreign exchange	32.7	24.8	73.8	48.9
Loss (gain) on disposal of petroleum and natural gas properties	(0.1)	0.4	1.8	(38.9)
Impairment on PP&E	103.0	—	103.0	—
Gain (loss) on short-term investment	1.5	(0.4)	—	(1.9)
Income tax associated with non-operating items	16.8	(12.5)	(3.2)	5.4
Operating income	64.5	50.0	390.3	224.9
Operating income per share, diluted	0.20	0.16	1.23	0.72
(1)
ARC enters into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price.Throughout the year, ARC has applied the portion of gains or losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effects of contracts used for economic hedging. At December 31, all gains and losses associated with these contracts have been realized, and in the fourth quarter gains or losses previously applied to all prior quarters are reversed.

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Production

Table 10

	Three Months Ended			Twelve Months Ended
	December 31			December 31
Production	2014	2013	% Change	2014	2013	% Change
Light and medium crude oil (bbl/d)	36,276	34,556	5	35,467	31,929	11
Heavy oil (bbl/d)	1,166	986	18	1,058	855	24
Condensate (bbl/d)	3,448	2,580	34	3,667	2,251	63
Natural gas (mmcf/d)	432.1	359.4	20	406.1	349.4	16
NGLs (bbl/d)	5,075	2,868	77	4,518	2,811	61
Total production (boe/d)	117,986	100,883	17	112,387	96,087	17
% Natural gas production	61	59	3	60	61	(2)
% Crude oil and liquids production	39	41	(5)	40	39	3

ARC’s crude oil production consists predominantly of light and medium crude oil while heavy oil accounts for approximately three per cent of total oil production. During the fourth quarter of 2014, crude oil and liquids production increased 12 per cent from the fourth quarter of the prior year. Increased crude oil and liquids production is mainly the result of positive drilling results from new wells in Tower in northeastern British Columbia and Ante Creek in northern Alberta.

For the year ended December 31, 2014, ARC's total crude oil and liquids production increased by 6,864 barrels per day or 18 per cent as compared to the same period in 2013, also a result of production from new wells brought on-stream throughout 2014.

Natural gas production was 432.1 mmcf per day in the fourth quarter of 2014, an increase of 20 per cent from the 359.4 mmcf per day produced in the fourth quarter of 2013. The increase is mainly attributed to new production in Sunrise as new wells were brought on to fill increased capacity at a third-party facility as well as at Parkland and Attachie in northeastern British Columbia. Higher volumes at Sunrise were partially offset by shut-ins of existing production to accommodate fraccing in the area as well as minor facility issues. Additionally, the disposition of non-core assets early in the second quarter of 2014 producing approximately 2,400 boe per day served as a partial offset to gains in production.

ARC produced 406.1 mmcf per day of natural gas during the year ended December 31, 2014, a 16 per cent increase from the prior year, reflecting strong production results from new wells drilled primarily in northeastern British Columbia.

During the fourth quarter of 2014, ARC drilled 34 gross wells (31 net wells) on operated properties consisting of 30 gross (27 net) oil wells, one gross (one net) natural gas wells, and three gross (three net) liquids-rich natural gas wells. Total wells drilled to December 31, 2014 were 187 gross wells (177 net wells) on operated properties consisting of 139 gross (129 net) oil wells, 26 gross (26 net) natural gas wells, and 22 gross (22 net) liquids-rich natural gas wells.

ARC Resources Ltd.	10

Table 11 summarizes ARC’s production by core area for the fourth quarter of 2014 and 2013:

Table 11

	Three Months Ended December 31, 2014
Production	Total	Crude Oil	Condensate	Natural Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Northeast BC	63,675	4,372	2,420	325.0	2,704
Northern AB	22,583	8,496	748	70.3	1,626
Pembina	12,068	9,331	167	12.8	444
South Central AB (2)	8,645	4,542	60	23.0	213
Southeast SK & MB	11,015	10,701	53	1.0	88
Total	117,986	37,442	3,448	432.1	5,075

	Three Months Ended December 31, 2013
Production	Total	Crude Oil	Condensate	Natural Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Northeast BC	44,131	1,232	1,535	243.0	879
Northern AB	21,605	9,100	709	63.1	1,278
Pembina	12,427	9,698	177	12.8	420
South Central AB (2)	11,120	4,233	96	39.3	235
Southeast SK & MB	11,600	11,279	63	1.2	56
Total	100,883	35,542	2,580	359.4	2,868
(1)	Provincial references: "AB" is Alberta, "BC" is British Columbia, "SK" is Saskatchewan, "MB" is Manitoba.
(2)	During the second quarter of 2014, ARC disposed of certain non-core assets in this district. These assets had been producing approximately 2,400 boe per day prior to disposal.

Table 11a summarizes ARC’s production by core area for the twelve months ended December 31, 2014 and 2013:

Table 11a

	Twelve Months Ended December 31, 2014
Production	Total	Crude Oil	Condensate	Natural Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Northeast BC	57,669	3,384	2,580	296.4	2,302
Northern AB	23,339	9,547	811	68.8	1,511
Pembina	11,391	8,779	163	12.3	405
South Central AB (2)	9,190	4,321	70	27.5	220
Southeast SK & MB	10,798	10,494	43	1.1	80
Total	112,387	36,525	3,667	406.1	4,518

	Twelve Months Ended December 31, 2013
Production	Total	Crude Oil	Condensate	Natural Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Northeast BC	42,189	934	1,224	235.6	774
Northern AB	18,274	7,005	640	56.8	1,156
Pembina	12,319	8,878	263	15.8	545
South Central AB (2)	11,698	4,648	90	40.1	273
Southeast SK & MB	11,607	11,319	34	1.1	63
Total	96,087	32,784	2,251	349.4	2,811
(1)	Provincial references: "AB" is Alberta, "BC" is British Columbia, "SK" is Saskatchewan, "MB" is Manitoba.
(2)	During the second quarter of 2014, ARC disposed of certain non-core assets in this district. These assets had been producing approximately 2,400 boe per day prior to disposal.

ARC Resources Ltd.	11

Sales of Crude Oil, Natural Gas, Condensate, NGLs and Other Income

Sales revenue from crude oil, natural gas, condensate, NGLs and other income was $454.1 million in the fourth quarter of 2014, an increase of $29.1 million from $425 million for the same period in the prior year, reflecting increased production volumes that contributed additional revenue of $61.3 million, partially offset by a decrease in average commodity pricing which lowered revenue by $32.2 million. Crude oil, condensate and NGLs revenue accounted for $288.5 million or 64 per cent of fourth quarter sales revenue.

For the year ended December 31, 2014, sales revenue from crude oil, natural gas, condensate, NGLs and other income was $2,107.7 million, an increase of $483.4 million from $1,624.3 million compared to the prior year, reflecting an increase in 2014 average pricing which contributed additional revenue of $197.2 million and increased production volumes that contributed an additional $286.2 million.

A breakdown of sales revenue by product is outlined in Table 12:

Table 12

	Three Months Ended			Twelve Months Ended
	December 31			December 31
Sales revenue by product ($ millions)	2014	2013	% Change	2014	2013	% Change
Crude oil	249.7	270.9	(8)	1,208.4	1,063.8	14
Condensate	23.5	21.0	12	125.6	77.3	62
Natural gas	165.0	119.5	38	705.6	440.2	60
NGLs	15.3	10.9	40	65.1	37.2	75
Total sales revenue from crude oil, natural gas, condensate and NGLs	453.5	422.3	7	2,104.7	1,618.5	30
Other income	0.6	2.7	(78)	3.0	5.8	(48)
Total sales revenue	454.1	425.0	7	2,107.7	1,624.3	30

Commodity Prices Prior to Hedging

Table 13

	Three Months Ended			Twelve Months Ended
	December 31			December 31
	2014	2013	% Change	2014	2013	% Change
Average Benchmark Prices
AECO natural gas (Cdn$/mcf) (1)	4.01	3.15	27	4.42	3.16	40
WTI oil (US$/bbl)	73.20	97.61	(25)	92.91	98.05	(5)
Cdn$/US$ exchange rate	1.14	1.05	9	1.10	1.03	7
WTI oil (Cdn$/bbl)	83.45	102.49	(19)	102.20	100.99	1
Edmonton par (Cdn$/bbl)	75.65	86.64	(13)	94.46	93.16	1
ARC Realized Prices Prior to Hedging
Crude oil ($/bbl)	72.49	82.85	(13)	90.64	88.90	2
Condensate ($/bbl)	74.04	88.72	(17)	93.81	94.13	—
Natural gas ($/mcf)	4.15	3.61	15	4.76	3.45	38
NGLs ($/bbl)	32.69	41.47	(21)	39.45	36.25	9
Total commodity price prior to other income and hedging ($/boe)	41.78	45.51	(8)	51.31	46.15	11
Other income ($/boe)	0.05	0.29	(83)	0.07	0.16	(56)
Total commodity price prior to hedging ($/boe)	41.83	45.80	(9)	51.38	46.31	11
(1)	Represents the AECO Monthly (7a) index.

ARC Resources Ltd.	12

In the fourth quarter of 2014, WTI (US$/bbl) decreased 25 per cent as compared to the same period in 2013. Similarly, ARC’s realized crude oil price also decreased by 13 per cent during the same time period. During the fourth quarter of 2014, the differential between WTI and Edmonton posted prices narrowed to an average discount of US$6.51 per barrel compared to US$14.97 per barrel in the same period in 2013 and during the same period, the average exchange rate for the Canadian dollar as compared to the US dollar weakened from $1.05 to $1.14, lessening the overall impact of the decrease in WTI.

ARC's average realized oil price for the twelve months ended December 31, 2014 of $90.64 per barrel was two per cent higher than in 2013. Although WTI decreased five per cent during 2014 as compared to 2013, the average differential between WTI and Edmonton posted prices narrowed slightly in 2014 when compared to 2013 from an average of US$7.57 to US$7.41, respectively. Additionally, the value of the Canadian dollar weakened in comparison to the US dollar, from an average of $1.03 in 2013 to $1.10 in 2014, which increased the Canadian dollar price that ARC ultimately received for its oil.

Natural gas prices increased in the fourth quarter of 2014 as compared to 2013 as natural gas inventory levels remained lower compared to the previous year. ARC's fourth quarter 2014 average realized price of $4.15 per mcf was higher than the average AECO monthly index price during the same period due in part to ARC's higher than average heat content in its natural gas. Additionally, ARC maintains a diversified sales portfolio that allows some flexibility on a portion of its natural gas sales between monthly average and daily spot pricing at sales hubs in western Canada and the mid-western United States.

During the year ended December 31, 2014, ARC's average realized natural gas price of $4.76 per mcf increased by 38 per cent over the same period of the prior year and reflects the 40 per cent increase in the average AECO monthly posting in 2014 as compared to 2013.

While ARC’s production mix on a per boe basis is weighted more heavily to natural gas than to oil, ARC's revenue contribution is more heavily weighted to crude oil and liquids production as shown by the table below:

Table 14

Revenue by Product Type	Three Months Ended				Year Ended
	December 31				December 31
($ millions)	2014		2013		2014		2013
	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
Crude oil and liquids	288.5	64	302.8	71	1,399.1	66	1,178.3	73
Natural gas	165.0	36	119.5	28	705.6	34	440.2	27
Total sales revenue from crude oil, natural gas, condensate and NGLs	453.5	100	422.3	99	2,104.7	100	1,618.5	100
Other income	0.6	—	2.7	1	3.0	—	5.8	—
Total sales revenue	454.1	100	425.0	100	2,107.7	100	1,624.3	100

Risk Management

ARC maintains a risk management program to reduce the volatility of revenues, increase the certainty of funds from operations, and to protect acquisition and development economics. ARC’s risk management program is governed by certain guidelines approved by the Board of Directors (the "Board"). These guidelines currently restrict risk management contracts to a maximum of 55 per cent of total forecast production whereby a specific commodity (crude oil or natural gas) cannot exceed a maximum of 70 per cent of forecast production for that commodity over the next two years, and with a maximum of 25 percent of forecast natural gas production in risk management contracts beyond two years and up to five years. ARC’s risk management program guidelines allow for further risk management contracts on anticipated volumes associated with new production arising from specific capital projects and acquisitions or to further protect cash flows for a specific period with approval of the Board.

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Gains and losses on risk management contracts are composed of both realized gains and losses, representing the portion of risk management contracts that have settled in cash during the period, and unrealized gains or losses that represent the change in the mark-to-market position of those contracts throughout the period. ARC does not employ hedge accounting for any of its risk management contracts currently in place. ARC considers all of its risk management contracts to be effective economic hedges of its underlying business transactions.

Table 15 summarizes the total gain or loss on risk management contracts for the fourth quarter of 2014 compared to the same period in 2013:

Table 15

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power	Q4 2014 Total	Q4 2013 Total
Realized gain (loss) on contracts (1)	29.9	3.5	(7.7)	(0.9)	24.8	8.9
Unrealized gain on contracts recognized in previous quarters (2)	—	—	—	—	—	(5.0)
Impact of risk management contracts on funds from operations	29.9	3.5	(7.7)	(0.9)	24.8	3.9
Unrealized gain (loss) on contracts related to future production periods (3)	23.2	183.8	3.9	1.7	212.6	(22.8)
Gain (loss) on risk management contracts	53.1	187.3	(3.8)	0.8	237.4	(18.9)
(1)	Represents actual cash settlements or receipts under the respective contracts.
(2)
ARC enters into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price.

(3)	Represents the change in fair value of the contracts during the period.

Table 15a summarizes the total gain or loss on risk management contracts for the year ended December 31, 2014 compared to the same period in 2013:

Table 15a

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power	2014 YTD Total	2013 YTD Total
Realized gain (loss) on contracts (1)	12.0	(23.5)	(15.9)	(1.7)	(29.1)	15.7
Unrealized gain (loss) on contracts related to future production periods (2)	40.9	165.7	(0.9)	(0.4)	205.3	30.6
Gain (loss) on risk management contracts	52.9	142.2	(16.8)	(2.1)	176.2	46.3
(1)	Represents actual cash settlements or receipts under the respective contracts.
(2)	Represents the change in fair value of the contracts during the period.

During the fourth quarter of 2014, ARC recorded a gain of $237.4 million on its risk management contracts comprising realized gains of $24.8 million and unrealized gains of $212.6 million. The realized gains related to crude oil and natural gas, offset by realized losses on foreign exchange and electricity contracts.

For the year ended December 31, 2014, ARC has recognized a gain on its risk management contracts of $176.2 million comprising a realized loss of $29.1 million and an unrealized gain of $205.3 million. The realized losses are related to natural gas, foreign exchange and electricity contracts, offset by gains on crude oil contracts.

ARC's fourth quarter 2014 net unrealized gains related primarily to natural gas contracts and to a lesser extent, crude oil contracts. Gains on natural gas contracts reflect lower NYMEX prices and wider basis through 2019 while gains on crude oil contracts reflect contract gains from lower crude oil prices through the first half of 2015.

ARC’s risk management contracts provide protection from natural gas prices falling lower than an average floor price of US$3.94 per mmbtu on approximately 219,900 mmbtu per day for 2015. In addition, they provide upside participation to a price of US$4.56 per mmbtu on approximately 219,900 mmbtu per day for 2015. ARC has also executed long-term natural gas hedge contracts on 145,000 mmbtu per day for the period 2016 through 2017, 90,000 mmbtu per day for 2018 and 40,000 mmbtu per day for 2019.

ARC Resources Ltd.	14

ARC also has AECO basis swap contracts in place, fixing the AECO price received to approximately 90 per cent of the Henry Hub NYMEX price on a portion of its natural gas volume throughout 2015 and into 2019. As at December 31, 2014, the net fair value of these basis swap contracts was an asset of $67.7 million.

ARC has protected the selling price on a portion of crude oil production by establishing crude oil floor and ceiling prices for 2015. Approximately 6,000 barrels per day of crude oil production has been hedged at floor prices of US$90 per barrel for the first six months of 2015.  ARC has also sold floors on these positions at an average price of US$65 per barrel which limit downside protection and reduce ARC’s overall hedging transaction costs. These contracts allow ARC to participate in crude oil prices up to approximately US$101 per barrel on 6,000 barrels per day for the first half of 2015. Additionally, ARC has hedged approximately 5,000 barrels per day of crude oil production throughout the second and third quarters of 2015 at an average floor price of Cdn$60 per barrel. These contracts allow ARC to participate in crude oil prices up to Cdn$80 per barrel on 5,000 barrels per day of production throughout the second and third quarters of 2015.

Table 16 summarizes ARC’s average crude oil and natural gas hedged volumes for 2015 through 2019 as at the date of this MD&A. For a complete listing and terms of ARC’s hedging contracts at December 31, 2014, see Note 15 “Financial Instruments and Market Risk Management” in the financial statements as at and for the year ended December 31, 2014. Updates to the following table are posted to ARC’s website at www.arcresources.com.

Table 16

Hedge Positions Summary (1)
As at February 11, 2015	2015		2016		2017		2018		2019
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	100.83	2,975	—	—	—	—	—	—	—	—
Floor	90.00	2,975	—	—	—	—	—	—	—	—
Sold Floor	65.00	2,975	—	—	—	—	—	—	—	—
Crude Oil (2)	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day
Ceiling	80.00	2,507	—	—	—	—	—	—	—	—
Floor	60.00	2,507	—	—	—	—	—	—	—	—
Natural Gas (3)	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day
Ceiling	4.56	219,932	4.81	145,000	4.81	145,000	4.92	90,000	5.00	40,000
Floor	3.94	219,932	4.00	145,000	4.00	145,000	4.00	90,000	4.00	40,000
Natural Gas - AECO Basis (4)	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day
Swap (percentage of NYMEX)	89.9	145,123	90.3	140,000	90.2	140,000	88.2	55,000	90.8	9,918
Foreign Exchange	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total
Ceiling	1.0725	48,000	—	—	—	—	—	—	—	—
Floor	1.0463	48,000	—	—	—	—	—	—	—	—
(1)
The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 15 “Financial Instruments and Market Risk Management” in the financial statements for the year ended December 31, 2014.

(2)	The crude oil prices in this table are referenced to WTI.
(3)	The natural gas prices in this table are referenced to NYMEX at Henry Hub.
(4)
ARC sells the majority of its natural gas production based on AECO pricing. To reduce the risk of weak basis pricing (AECO relative to NYMEX) ARC has hedged a portion of production by tying ARC's price to a percentage of the NYMEX natural gas price.

“Floors” represent the lower price limits on hedged volumes and consist of put and swap prices. “Ceilings” provide an upper limit to the prices ARC may receive for hedged volumes and are the result of combined call and swap prices. ARC has also sold puts that limit the downside protection at an average of the disclosed “Sold Floor” price. These

ARC Resources Ltd.	15

“Sold Floors” do not eliminate the floor, but merely limit the downside protection. The purpose of these sold puts is to reduce ARC’s overall hedging transaction costs.

To accurately analyze ARC’s hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading. The following provides examples of how Table 16 can be interpreted for approximate current year values (all in US dollars):

—	If the market price is above $100.83 per barrel, ARC will receive $100.83 per barrel on 2,975 barrels per day.

—	If the market price is between $90.00 and $100.83 per barrel, ARC will receive the market price on 2,975 barrels per day.

—	If the market price is between $65.00 and $90.00 per barrel, ARC will receive $90.00 per barrel on 2,975 barrels per day.

—
If the market price is below $65.00 per barrel, ARC will receive $90.00 per barrel less the difference between $65.00 per barrel and the market price on 2,975 barrels per day. For example, if the market price is at $55.00 per barrel, ARC will receive $80.00 per barrel on 2,975 barrels per day.

The net fair value of ARC’s risk management contracts at December 31, 2014 was a net asset of $257.8 million, representing the expected market price to buy out ARC’s contracts at the balance sheet date after any adjustments for credit risk. This may differ from what will eventually be settled in future periods.

Operating Netbacks

ARC’s operating netback prior to hedging was $25.00 per boe in the fourth quarter of 2014 ($33.01 for the year ended December 31, 2014) as compared to $28.34 per boe in the same period of 2013 ($28.57 for the year ended December 31, 2013).

ARC’s fourth quarter and 2014 netbacks, including realized hedging gains and losses, were $27.29 per boe and $32.36 per boe, respectively, representing a decrease of five per cent and an increase of 12 per cent as compared to the same periods in 2013.

The components of operating netbacks for the fourth quarter of 2014 compared to the same period in 2013 are summarized in Table 17:

Table 17

Netbacks (1)	Crude Oil	Heavy Oil	Condensate	Natural Gas	NGLs	Q4 2014 Total	Q4 2013 Total
	($/bbl)	($/bbl)	($/bbl)	($/mcf)	($/bbl)	($/boe)	($/boe)
Average sales price	72.90	59.71	74.04	4.15	32.69	41.78	45.51
Other income	—	—	—	—	—	0.05	0.29
Total sales	72.90	59.71	74.04	4.15	32.69	41.83	45.80
Royalties	(11.97)	(4.32)	(13.72)	(0.39)	(4.85)	(5.77)	(6.42)
Transportation	(3.39)	(0.62)	(4.59)	(0.27)	(8.17)	(2.51)	(1.83)
Operating expenses (2)	(14.46)	(13.27)	(6.18)	(0.96)	(6.05)	(8.55)	(9.21)
Netback prior to hedging	43.08	41.50	49.55	2.53	13.62	25.00	28.34
Hedging gain (3)	7.24	—	—	0.02	—	2.29	0.41
Netback after hedging	50.32	41.50	49.55	2.55	13.62	27.29	28.75
% of total netback	57	2	5	34	2	100	100
(1)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.
(2)
Composed of direct costs incurred to operate crude oil and natural gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and NGLs production.

(3)
Includes realized cash gains and losses on commodity risk management contracts, plus a reversal for unrealized gains and losses on risk management contracts that relate to current year production that have been recognized in netback calculations in prior quarters.

ARC Resources Ltd.	16

The components of operating netbacks for the year ended December 31, 2014 compared to the same period in 2013 are summarized in Table 17a:

Table 17a

Netbacks (1)	Crude Oil	Heavy Oil	Condensate	Natural Gas	NGLs	2014 YTD Total	2013 YTD Total
	($/bbl)	($/bbl)	($/bbl)	($/mcf)	($/bbl)	($/boe)	($/boe)
Average sales price	91.17	72.95	93.81	4.76	39.45	51.31	46.15
Other income	—	—	—	—	—	0.07	0.16
Total sales	91.17	72.95	93.81	4.76	39.45	51.38	46.31
Royalties	(14.65)	(4.99)	(14.20)	(0.52)	(6.08)	(7.26)	(6.36)
Transportation	(2.97)	(0.71)	(3.36)	(0.25)	(6.82)	(2.23)	(1.72)
Operating expenses (2)	(14.94)	(15.54)	(6.58)	(0.97)	(6.98)	(8.88)	(9.66)
Netback prior to hedging	58.61	51.71	69.67	3.02	19.57	33.01	28.57
Hedging gain (loss) (3)	0.12	—	—	(0.19)	—	(0.65)	0.45
Netback after hedging	58.73	51.71	69.67	2.83	19.57	32.36	29.02
% of total netback	57	2	7	32	2	100	100
(1)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.
(2)
Composed of direct costs incurred to operate crude oil and natural gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and NGLs production.

(3)	Includes realized cash gains and losses on commodity risk management contracts.

Royalties

ARC pays royalties to the respective provincial governments and landowners of the four western Canadian provinces in which it operates. Approximately 85 per cent of these royalties are Crown royalties. Each province that ARC operates in has established a separate and distinct royalty regime which impacts ARC’s average corporate royalty rate.

In British Columbia, the majority of ARC’s royalty expense stems from production of natural gas and associated liquids. While condensate and NGLs have a flat royalty rate of 20 per cent of sales revenue, the royalty rates for natural gas are based on the drill date of a well and a producer price. In Alberta, the majority of ARC’s royalties are related to oil production where royalty rates are based on reference prices, production levels and well depths. Similarly, most royalties remitted in Saskatchewan and Manitoba relate to oil production. Royalty calculations in these provinces are based on the classification of the oil product and well productivity.

Each province has various incentive programs in place to promote drilling by reducing the overall royalty expense for producers and offsetting gathering and processing costs. In most cases, the incentive period lasts for a finite period of time (usually 12 months upon commencement of production), after which point the royalty rate usually increases depending on the production rate of the well and prevailing market commodity prices.

In the first quarter of 2013, the British Columbia government announced a three per cent minimum royalty for all natural gas wells that qualify for the Deep Well Royalty Credit as well as the termination of the Summer Drilling Credit Program. These changes were effective April 1, 2013 and had a minimal impact on natural gas royalties for the balance of 2013. During the first quarter of 2014, the provincial government of British Columbia announced further changes to its royalty program, whereby the three per cent minimum royalty was replaced by a six per cent minimum

ARC Resources Ltd.	17

and additional royalty credits will be made available for horizontal wells drilled to depths greater than 1,900 meters. These changes apply to wells spud on or after April 1, 2014.

Total royalties as a percentage of pre-hedged commodity product sales revenue decreased from 14 per cent ($6.42 per boe) in the fourth quarter of 2013 to 13.8 per cent ($5.77 per boe) in the fourth quarter of 2014 reflecting the decrease to average commodity prices during that time period. Total royalties increased from $59.5 million in the fourth quarter of 2013 to $62.7 million in the fourth quarter of 2014 as a result of increased sales volumes. For the year ended December 31, 2014, total royalties represented 14.1 per cent of pre-hedged commodity product sales ($7.26 per boe) as compared to 13.7 per cent ($6.36 per boe) for the same period in 2013. The increase is primarily attributed to higher average commodity prices year-over-year.

Operating and Transportation Expenses

Operating expenses decreased to $8.55 per boe in the fourth quarter of 2014 ($8.88 per boe for the year ended December 31, 2014) compared to $9.21 per boe in the fourth quarter of 2013 ($9.66 per boe for the year ended December 31, 2013). On an absolute dollar basis, operating expenses have increased by $7.3 million or nine per cent for the fourth quarter of 2014 as compared to the fourth quarter of 2013, reflecting additional costs associated with increased production volumes. On a per boe basis, ARC's operating costs were lower for the fourth quarter of 2014 and the year compared to the same periods of 2013 as additional production volumes were brought on in areas having lower average operating costs. Additionally, electricity costs were lower in 2014 than 2013 with an average Alberta Power Pool Rate of $49.63 per megawatt hour in 2014 as compared to an average of $79.95 per megawatt hour in 2013, further reducing operating costs year-over-year.

ARC hedges a portion of its electricity costs using financial risk management contracts that do not qualify for hedge accounting. The gains and losses associated with these contracts are included within gains and losses on risk management contracts on the consolidated statements of income (the "statements of income"). Had these contracts been recognized within operating expenses, ARC’s operating expenses would have been increased by $0.08 per boe for the three months ended December 31, 2014 (increased by $0.04 per boe for the year ended December 31, 2014) as a result of a realized loss of $0.9 million during the period (realized loss of $1.7 million for the year ended December 31, 2014).

Transportation expense was $2.51 per boe during the fourth quarter of 2014 ($2.23 per boe for the year ended December 31, 2014) as compared to $1.83 per boe in the fourth quarter of 2013 ($1.72 per boe for the year ended December 31, 2013). This increase in transportation charges during both the fourth quarter of 2014 relative to the fourth quarter of 2013, as well as 2014 relative to 2013, is primarily related to increased production volumes in the Parkland and Tower areas where the majority of liquids volumes are currently transported by truck. ARC chooses to control its own transportation arrangements in order to move its product most efficiently to market. ARC has entered into additional pipeline transportation contracts in order to secure transportation of its products in future years. These contracts are included in Table 28 "Contractual Obligations and Commitments" in this MD&A and in Note 19 "Commitments and Contingencies" of ARC's financial statements for the year ended December 31, 2014.

G&A Expenses and Long-Term Incentive Compensation

G&A, prior to long-term incentive compensation expense and net of capitalized G&A and overhead recoveries on operated properties, increased by three per cent to $14.8 million in the fourth quarter of 2014 from $14.4 million in the fourth quarter of 2013. While G&A expenses before the impact of recoveries and capitalized G&A remained flat from the fourth quarter of 2013 to the fourth quarter of 2014, there was a three per cent reduction in capitalized G&A and overhead recoveries during the same period. This reduction is related to fewer operating recoveries from partners following a disposition of non-core assets in the second quarter of 2014.

For the year ended December 31, 2014, ARC's G&A, prior to long-term compensation expense and net of capitalized G&A and overhead recoveries on operated properties, was $59 million, a $0.5 million increase from the same period

ARC Resources Ltd.	18

in 2013. The increase reflects increased staffing costs offset by higher capitalized G&A and recoveries from partners associated with higher capital spending.

Table 18 is a breakdown of G&A and long-term incentive compensation expenses:

Table 18

	Three Months Ended			Twelve Months Ended
	December 31			December 31
G&A and Long-term Incentive Compensation
($ millions, except per boe)	2014	2013	% Change	2014	2013	% Change
G&A expenses (1)	27.1	27.1	—	107.1	104.8	2
Capitalized G&A and overhead recoveries	(12.3)	(12.7)	(3)	(48.1)	(46.3)	4
G&A expenses before long-term incentive plans	14.8	14.4	3	59.0	58.5	1
G&A – long-term incentive plans (2)	11.2	9.9	13	25.3	38.6	(34)
Total G&A and long-term incentive compensation expenses	26.0	24.3	7	84.3	97.1	(13)
Total G&A and long-term incentive compensation expenses per boe	2.40	2.62	(8)	2.06	2.77	(26)
(1)	Includes expenses recognized under the DSU Plan.
(2)	Comprised of expenses recognized under the RSU, PSU and Stock Option Plans.

Long-Term Incentive Plans – Restricted Share Unit & Performance Share Unit Plan, Share Option Plan, and Deferred Share Unit Plan

Restricted Share Unit and Performance Share Unit Plan

The RSU and PSU Plan is designed to offer each eligible employee and officer (the “plan participants”) cash compensation in relation to the underlying value of a specified number of share units. The RSU and PSU Plan consists of RSUs for which the number of units is fixed and will vest over a period of three years and PSUs for which the number of units is variable and will vest at the end of three years.

Upon vesting, the plan participant is entitled to receive a cash payment based on the underlying value of the share units plus accrued dividends. The cash compensation issued upon vesting of the PSUs is dependent upon the total return performance of ARC compared to its peers. Total return is calculated as a sum of the change in the market price of the common shares in the period plus the amount of dividends in the period. A performance multiplier is applied to the PSUs based on the percentile rank of ARC’s total shareholder return compared to its peers. The performance multiplier ranges from zero if ARC’s performance ranks in the bottom quartile, to two for top quartile performance.

ARC recorded G&A expenses of $10.4 million during the fourth quarter of 2014 in accordance with the RSU and PSU Plan, as compared to $9.3 million during the fourth quarter of 2013. During the fourth quarter of 2014, ARC recognized additional compensation charges associated with a higher estimated performance multiplier for its PSU awards relative to what ARC had been estimating earlier in the year. The additional compensation charges associated with a higher performance multiplier estimate were partially offset by a reduction to the valuation of awards at December 31, 2014, as ARC's share price decreased to $25.16 per share at December 31, 2014 as compared to $29.55 at September 30, 2014.

For the year ended December 31, 2014, ARC recorded expenses related to the RSU and PSU Plan of $22.6 million, a decrease of $14.1 million or 38 per cent from the year ended December 31, 2013.This decrease reflects a decrease in ARC's share price from December 31, 2013 of $29.57 per share to $25.16 per share at December 31, 2014, which served to decrease the value of accrued awards.

During the year ended December 31, 2014, ARC made cash payments of $39.4 million in respect of the RSU and PSU Plan ($33.7 million for the year ended December 31, 2013). Of these payments, $28.9 million were in respect of amounts recorded to G&A expenses ($25 million for the year ended December 31, 2013) and $10.5 million were in

ARC Resources Ltd.	19

respect of amounts recorded to operating expenses and capitalized as PP&E and E&E assets ($8.7 million for the year ended December 31, 2013). These amounts were accrued in prior periods.

Table 19 shows the changes to the RSU and PSU Plan during 2014:

Table 19

RSU and PSU Plan (number of units, thousands)	RSUs	PSUs (1)	Total RSUs and PSUs
Balance, December 31, 2013	638	1,492	2,130
Granted	327	494	821
Distributed	(299)	(435)	(734)
Forfeited	(41)	(38)	(79)
Balance, December 31, 2014	625	1,513	2,138
(1)	Based on underlying units before performance multiplier.

The liability associated with the RSUs and PSUs granted is recognized in the statements of income over the vesting period while being adjusted each period for changes in the underlying share price, accrued dividends and the number of PSUs expected to be issued on vesting. In periods where substantial share price fluctuation occurs, ARC’s G&A expenses are subject to greater volatility.

Due to the variability in the future payments under the plan, ARC estimates that between $16.3 million and $96.3 million will be paid out in 2015 through 2017 based on the current share price, accrued dividends, and ARC’s market performance relative to its peers. Table 20 is a summary of the range of future expected payments under the RSU and PSU Plan based on variability of the performance multiplier and units outstanding under the RSU and PSU Plan as at December 31, 2014:

Table 20

Value of RSU and PSU Plan as at
December 31, 2014	Performance multiplier
(units thousands and $ millions, except per share)	—	1.0	2.0
Estimated units to vest
RSUs	648	648	648
PSUs	—	1,590	3,180
Total units (1)	648	2,238	3,828
Share price (2)	25.16	25.16	25.16
Value of RSU and PSU Plan upon vesting (3)	16.3	56.3	96.3
2015	8.2	22.1	36.1
2016	5.4	19.2	33.0
2017	2.7	15.0	27.2
(1)	Includes additional estimated units to be issued under the RSU and PSU Plan for dividends accrued to date.
(2)
Values will fluctuate over the vesting period based on the volatility of the underlying share price. Assumes a future share price of $25.16, which is based on the closing share price at December 31, 2014.

(3)	Upon vesting, a cash payment is made for the value of the share units, equivalent to the current market price of the underlying common shares plus accrued dividends.

Share Option Plan

Share options are granted to employees and consultants of ARC, vesting evenly on the fourth and fifth anniversaries of their respective grant dates, and have a maximum term of seven years. The option holder has the right to exercise the options at the original exercise price or at a reduced exercise price, equal to the exercise price at grant date less all dividends paid subsequent to the grant date and prior to the exercise date. On June 19, 2014, ARC granted 568,538 options to officers and certain employees at ARC.

At December 31, 2014, ARC had 2.5 million share options outstanding under this plan, representing less than one per cent of outstanding shares, with a weighted average exercise price of $23.43 per share. Compensation expense of

ARC Resources Ltd.	20

$0.8 million has been recorded during the fourth quarter of 2014 ($2.7 million for the year ended December 31, 2014) compared to $0.6 million for the fourth quarter of 2013 ($1.9 million for the year ended December 31, 2013), and is included within G&A expenses.

Deferred Share Unit Plan

ARC has a DSU Plan for its non-employee directors under which each director receives a minimum of 60 per cent of their total annual remuneration in the form of DSUs. Each DSU fully vests on the date of grant but is settled in cash only when the director has ceased to be a member of the Board. For the three and twelve months ended December 31, 2014, a G&A recovery of $0.5 million and a G&A expense of $0.8 million were recorded in relation to the DSU Plan, respectively (G&A expenses of $0.9 million and $2.4 million in 2013).

Interest and Financing Charges

Interest and financing charges increased 14 per cent to $12.9 million in the fourth quarter of 2014 from $11.3 million in the fourth quarter of 2013. For the year ended December 31, 2014, interest and financing charges were $47.3 million as compared to $42.5 million in 2013, an increase of 11 per cent. The increase in interest charges primarily reflects a higher average debt level held by ARC during the 2014 as compared to 2013. Average debt levels were lower in 2013 following an equity offering completed during the latter half of 2012 which served to finance a portion of ARC's 2013 capital program.

At December 31, 2014, ARC had $1,074.8 million of long-term debt outstanding, including a current portion of $49.5 million that is due for repayment within the next 12 months. Of the total debt balance, $991 million is fixed at a weighted average interest rate of 4.51 per cent, while the remaining $83.8 million incurs a floating interest rate based on market rates plus a current credit spread of 150 basis points. Approximately 87 per cent (US$809.7 million) of ARC’s debt outstanding is denominated in US dollars.

Foreign Exchange Gains and Losses

ARC recorded a foreign exchange loss of $32.3 million in the fourth quarter of 2014 compared to a loss of $24.8 million in the fourth quarter of 2013. The loss is a result of the revaluation of ARC’s US dollar denominated debt outstanding from the period of September 30, 2014 to December 31, 2014 and reflects the change in value of the US dollar relative to the Canadian dollar from $1.1208 to $1.1601.

For the year ended December 31, 2014, ARC recorded a foreign exchange loss of $73.7 million compared to a loss of $49.2 million for the same period in the prior year. During 2014, the value of the US dollar relative to the Canadian dollar increased from $1.0636 at December 31, 2013 to $1.1601 at December 31, 2014 which ultimately increased the Canadian dollar equivalent of ARC's US dollar debt obligation. In 2013, the value of the US dollar relative to the Canadian dollar increased to a lesser extent, increasing from $0.9949 at December 31, 2012 to $1.0636 at December 31, 2013. Additionally, as ARC's average debt balance was higher in 2014 than in 2013, a larger foreign exchange loss was recognized in 2014.

Table 21 shows the various components of foreign exchange losses:

Table 21

	Three Months Ended			Twelve Months Ended
	December 31			December 31
Foreign Exchange Gains and Losses ($ millions)	2014	2013	% Change	2014	2013	% Change
Unrealized loss on US denominated debt	(32.7)	(24.8)	32	(73.8)	(48.9)	51
Realized gain (loss) on US denominated transactions	0.4	—	—	0.1	(0.3)	(133)
Total foreign exchange loss	(32.3)	(24.8)	30	(73.7)	(49.2)	50

ARC Resources Ltd.	21

Taxes

ARC recorded a current income tax expense of $6.3 million in the fourth quarter of 2014 ($70.3 million expense for the year ended December 31, 2014) compared to a current tax recovery of $6.4 million during the fourth quarter of 2013 ($16.3 million expense for the year ended December 31, 2013). The increases in current taxes for both the fourth quarter and the year ended December 31, 2014 compared to the same periods in 2013 reflect higher annual taxable income for 2014 related to increased average commodity prices and production volumes.

During the fourth quarter of 2014, a deferred income tax expense of $23.5 million was recorded ($59.1 million expense for the year ended December 31, 2014) compared to an expense of $15.1 million in the fourth quarter of 2013 ($77.9 million expense for the year ended December 31, 2013). For the three months ended December 31, 2014 as compared to the three months ended December 31, 2013, ARC’s increase in deferred tax expense is related primarily to an increase in unrealized gains on risk management contracts partially offset by temporary differences arising from the book basis of ARC's PP&E relative to its tax basis. For the year ended December 31, 2014 as compared to the year ended December 31, 2013, ARC’s decrease in deferred tax expense is related primarily to a net increase in the ARO liability and temporary differences arising from the book basis of ARC's PP&E relative to its tax basis, partially offset by an increase in unrealized gains on risk management contracts.

The income tax pools (detailed in Table 22) are deductible at various rates and annual deductions associated with the initial tax pools will decline over time.

Table 22

Income Tax Pool Type ($ millions)	December 31, 2014	Annual Deductibility
Canadian oil and gas property expense	710.9	10% declining balance
Canadian development expense	974.6	30% declining balance
Canadian exploration expense	—	100%
Undepreciated capital cost	834.5	Primarily 25% declining balance
Other	10.8	Various rates, 7% declining balance to 20%
Total federal tax pools	2,530.8
Additional Alberta tax pools	19.9	Various rates, 25% declining balance to 100%

DD&A Expense and Impairment Charges

ARC records DD&A expense on its PP&E over the individual useful lives of the assets employing the unit of production method using proved plus probable reserves and associated estimated future development capital required for its oil and natural gas assets, and a straight-line method for its corporate administrative assets. Assets in the E&E phase are not amortized. For the three and twelve months ended December 31, 2014, ARC recorded DD&A expense prior to any impairment of $176.4 million and $655.5 million as compared to $157 million and $551.9 million for three and twelve months ended December 31, 2013, reflecting increased production volumes as well as increased capital spending on infrastructure as ARC continues to develop its own infrastructure to facilitate production in high-growth areas.

Impairment is recognized when the carrying value of an asset or group of assets exceeds its recoverable amount, defined as the higher of its value in use or fair value less cost to sell. Any asset impairment that is recorded is recoverable to its original value less any associated DD&A expense should there be indicators that the recoverable amount of the asset has increased in value since the time of recording the initial impairment. At December 31, 2014, an impairment charge of $103 million was recognized associated with assets located in the northern Alberta area as a result of lower forward commodity pricing. There were no impairment charges or recoveries recorded in 2013. See Note 5 "Management Judgments and Estimation Uncertainty" to ARC's financial statements for the year ended December 31, 2014 for further information regarding the estimation of recoverability of asset carrying values at December 31, 2014. As future commodity prices remain volatile, impairment charges or recoveries could be recorded in future periods.

ARC Resources Ltd.	22

A breakdown of DD&A expense is summarized in Table 23:

Table 23

	Three Months Ended			Twelve Months Ended
	December 31			December 31
DD&A Expense ($ millions, except per boe amounts)	2014	2013	% Change	2014	2013	% Change
Depletion of oil and gas assets	174.7	155.5	12	649.2	545.4	19
Depreciation of administrative assets	1.7	1.5	13	6.3	6.5	(3)
Impairment charges	103.0	—	100	103.0	—	100
Total DD&A expense and impairment charges	279.4	157.0	78	758.5	551.9	37
DD&A rate before impairment per boe	16.25	16.92	(4)	15.98	15.74	17
DD&A and impairment rate per boe	25.74	16.92	52	18.49	15.74	17

For the year ended December 31, 2014, ARC recorded an impairment of $28.2 million on a Southeast Saskatchewan E&E project prior to its transfer to PP&E, based on a recoverable amount of $9 million as at September 30, 2014. The impairment charge was recorded as part of intangible E&E expenses in the statements of income.

Capital Expenditures, Acquisitions and Dispositions

Capital expenditures before acquisitions, dispositions or purchases of undeveloped land totaled $249.3 million in the fourth quarter of 2014 as compared to $207.7 million during the fourth quarter of 2013. This total includes development and production additions to PP&E of $245.6 million and additions to E&E assets of $3.7 million. PP&E expenditures include additions to oil and gas development and production assets and administrative assets. E&E expenditures include asset additions in areas that have been determined by Management to be in the E&E stage.

A breakdown of capital expenditures, acquisitions and dispositions is shown in Table 24 and 24a:

Table 24

	Three Months Ended December 31
	2014			2013
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	—	4.7	4.7	0.2	6.4	6.6	(29)
Drilling and completions	2.5	161.9	164.4	9.1	131.8	140.9	17
Plant and facilities	1.2	77.0	78.2	1.3	57.5	58.8	33
Administrative assets	—	2.0	2.0	—	1.4	1.4	43
Total capital expenditures	3.7	245.6	249.3	10.6	197.1	207.7	20
Undeveloped land purchased at Crown land sales	0.6	17.4	18.0	—	3.5	3.5	414
Total capital expenditures including undeveloped land purchases	4.3	263.0	267.3	10.6	200.6	211.2	27
Acquisitions (1)	—	—	—	8.6	3.8	12.4	(100)
Dispositions (2)	—	(2.4)	(2.4)	—	0.5	0.5	(580)
Total capital expenditures, land purchases and net acquisitions and dispositions	4.3	260.6	264.9	19.2	204.9	224.1	18
(1)	Value is net of post-closing adjustments.
(2)	Represents proceeds and adjustments to proceeds from divestitures.

For the year ended December 31, 2014, capital expenditures before property acquisitions, dispositions or purchases of undeveloped land totaled $945.5 million as compared to $859.9 million during the same period of 2013. This total includes development and production additions to PP&E of $897.5 million (2013 - $845.1 million) and additions to E&E assets of $48 million (2013 - $14.8 million).

ARC Resources Ltd.	23

Table 24a

	Twelve Months Ended December 31
	2014			2013
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	1.4	16.2	17.6	0.3	18.9	19.2	(8)
Drilling and completions	30.8	629.2	660.0	12.9	555.5	568.4	16
Plant and facilities	15.8	245.6	261.4	1.6	266.1	267.7	(2)
Administrative assets	—	6.5	6.5	—	4.6	4.6	41
Total capital expenditures	48.0	897.5	945.5	14.8	845.1	859.9	10
Undeveloped land purchased at Crown land sales	1.4	60.9	62.3	0.2	14.1	14.3	336
Total capital expenditures including undeveloped land purchases	49.4	958.4	1,007.8	15.0	859.2	874.2	15
Acquisitions (1)	1.8	71.7	73.5	13.6	22.8	36.4	102
Dispositions (2)	(1.8)	(37.5)	(39.3)	—	(89.8)	(89.8)	(56)
Total capital expenditures, land purchases and net acquisitions and dispositions	49.4	992.6	1,042.0	28.6	792.2	820.8	27
(1)	Value is net of post-closing adjustments.
(2)	Represents proceeds and adjustments to proceeds from divestitures.

ARC finances its capital expenditures with funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions, and dividends declared in the current period. Further funding is obtained by contributions from DRIP, SDP, and debt. ARC financed 70 per cent of the $267.3 million fourth quarter capital program with funds from operations and contributions from DRIP and SDP (80 per cent in the fourth quarter of 2013).

Table 25

	Three Months Ended December 31
	2014			2013
Source of Funding of Capital Expenditures and Net Acquisitions and Dispositions ($ millions)	Capital Expenditures including Land Purchases	Net Acquisitions	Total Expenditures	Capital Expenditures including Land Purchases	Net Dispositions	Total Expenditures
Expenditures (1)	267.3	(2.4)	264.9	211.2	12.9	224.1
Funds from operations, net (%) (2)	55	—	55	64	—	60
Contributions from DRIP and SDP (%)	15	—	15	16	—	15
Debt (%)	30	100	30	20	100	25
Total (%)	100	100	100	100	100	100
(1)	Excludes capital expenditures attributable to non-cash stock options.
(2)
Refer to the sections entitled "Funds from Operations" and “Additional GAAP Measures” contained within this MD&A. The percentage of capital expenditures that have been funded by funds from operations is determined as funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions, and dividends declared in the current period.

ARC Resources Ltd.	24

Table 25a

	Twelve Months Ended December 31
	2014			2013
Source of Funding of Capital Expenditures and Net Acquisitions and Dispositions ($ millions)	Capital Expenditures including Land Purchases	Net Acquisitions	Total Expenditures	Capital Expenditures including Land Purchases	Net Dispositions	Total Expenditures
Expenditures (1)	1,007.6	34.2	1,041.8	874.2	(53.4)	820.8
Funds from operations, net (%) (2)	71	—	69	53	—	57
Contributions from DRIP and SDP (%)	15	—	14	15	—	16
Debt (%)	14	100	17	32	100	27
Total (%)	100	100	100	100	100	100
(1)	Excludes capital expenditures attributable to non-cash stock options.
(2)
Refer to the sections entitled "Funds from Operations" and “Additional GAAP Measures” contained within this MD&A. The percentage of capital expenditures that have been funded by funds from operations is determined as funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions, and dividends declared in the current period.

Asset Retirement Obligations and Reclamation Fund

At December 31, 2014, ARC has recorded an ARO liability of $616.1 million ($475.4 million at December 31, 2013) for the future abandonment and reclamation of ARC’s properties. The estimated ARO liability includes assumptions in respect of actual costs to abandon wells or reclaim the property, the time frame in which such costs will be incurred, as well as annual inflation factors in order to calculate the undiscounted total future liability. The future liability has been discounted at a liability-specific risk-free interest rate of 2.3 per cent (3.2 per cent at December 31, 2013).

Accretion charges of $3.7 million and $14.9 million for the three and twelve months ended December 31, 2014 ($3.1 million and $12.5 million for 2013), respectively, have been recognized in the statements of income to reflect the increase in the ARO liability associated with the passage of time.

Actual spending under ARC’s abandonment and reclamation program for the three and twelve months ended December 31, 2014 was $8.7 million and $23 million ($8 million and $18.5 million for 2013), respectively.

In 2005, ARC established a restricted reclamation fund to finance obligations specifically associated with its Redwater property. Minimum contributions to this fund will be approximately $64 million in total over the next 41 years. The balance of this fund totaled $35.2 million at December 31, 2014, compared to $32.6 million at December 31, 2013. Under the terms of ARC’s investment policy, cash in the reclamation fund can only be invested in certain securities and require a minimum credit rating for investments of A or higher.

Environmental stewardship is a core value at ARC and abandonment and reclamation activities continue to be made in a prudent, responsible manner with the oversight of the Health, Safety and Environment Committee of the Board. Ongoing abandonment expenditures for all of ARC’s assets including contributions to the Redwater reclamation fund are funded entirely out of funds from operations.

ARC Resources Ltd.	25

Capitalization, Financial Resources and Liquidity

A breakdown of ARC’s capital structure as at December 31, 2014 and December 31, 2013 is outlined in Table 26:

Table 26

Capital Structure and Liquidity ($ millions, except per cent and ratio amounts)	December 31, 2014	December 31, 2013
Long-term debt (1)	1,074.8	901.3
Working capital deficit (2)	181.1	110.2
Net debt obligations (3)	1,255.9	1,011.5
Market value of common shares (4)	8,036.1	9,287.9
Total capitalization (3)	9,292.0	10,299.4
Net debt as a percentage of total capitalization	13.5	9.8
Net debt to annual funds from operations (3)	1.1	1.2
(1)	Includes a current portion of long-term debt of $49.5 million at December 31, 2014 and $42.1 million at December 31, 2013.
(2)
Working capital deficit is calculated as current liabilities less current assets as they appear on the consolidated balance sheets (the "balance sheets"), and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and ARO contained within liabilities associated with assets held for sale, as well as the current portion of long-term debt and current portion of ARO.

(3)	Refer to the section entitled "Additional GAAP Measures” contained within this MD&A.
(4)	Calculated using the total common shares outstanding at December 31, 2014 multiplied by the closing share price of $25.16 at December 31, 2014 (closing share price of $29.57 at December 31, 2013).

At December 31, 2014, ARC had total available credit facilities of approximately $2.2 billion with debt of $1,074.8 million currently drawn. After its $181.1 million working capital deficit, ARC has available credit of $916.4 million. ARC’s long-term debt balance includes a current portion of $49.5 million at December 31, 2014 ($42.1 million at December 31, 2013), reflecting principal payments that are due to be paid within the next 12 months. ARC intends to finance these obligations by drawing on its syndicated credit facility at the time the payments are due.

On September 25, 2014, ARC issued US$150 million of long-term fixed-rate notes through a private placement. Proceeds from the notes were used to pay down indebtedness under ARC's credit facility. The notes have a 12 year amortization term with a 10 year average life and a fixed-rate coupon of 3.72 per cent. Concurrently, ARC increased the Master Shelf Agreement from a maximum of US$225 million to US$350 million and extended the term for an additional three years commencing September 25, 2014.

On January 29, 2015, ARC issued 17.9 million common shares for aggregate gross proceeds of approximately $402 million (net proceeds of approximately $385 million) on a bought deal basis. The proceeds from this offering will be used to temporarily reduce bank indebtedness, increase working capital and to fund ongoing capital expenditure programs.

ARC’s debt agreements contain a number of covenants, all of which were met as at December 31, 2014. These agreements are available at www.sedar.com. ARC calculates its covenants four times annually. The major financial covenants are described below:

Table 27

Covenant description	Estimated Position at December 31, 2014 (1)
Long-term debt and letters of credit not to exceed three and a quarter times annualized net income before non-cash items, income taxes and interest expense	0.9
Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items, income taxes and interest expense	0.9
Long-term debt and letters of credit not to exceed 50 per cent of the book value of shareholders’ equity and long-term debt, letters of credit and subordinated debt	0.2
(1)	Estimated position, subject to final approval.

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ARC’s long-term strategy is to target net debt between one and 1.5 times funds from operations and less than 20 per cent of total capitalization. This strategy has resulted in manageable debt levels to date and has positioned ARC to remain well within its debt covenants.

ARC typically uses three markets to raise capital: equity, bank debt and long-term notes. Long-term notes are issued to large institutional investors normally with an average term of five to 12 years. The cost of this debt is based upon two factors: the current rate of long-term government bonds and ARC’s credit spread. ARC’s weighted average interest rate on its outstanding long-term notes is currently 4.51 per cent.

Shareholders’ Equity

At December 31, 2014, there were 319.4 million shares outstanding, an increase of 5.3 million shares over the balance of shares issued at December 31, 2013. The increase was attributable to shares issued to participants in the DRIP and SDP.

At December 31, 2014, ARC had 2.5 million share options outstanding under its Share Option Plan, representing less than one per cent of outstanding shares, with a weighted average exercise price of $23.43 per share. These options vest in equal parts on the fourth and fifth anniversaries of the grant date. The first tranche will vest on March 24, 2015.

Dividends

In the fourth quarter of 2014, ARC declared dividends totaling $95.7 million ($0.30 per share) compared to $94 million ($0.30 per share) during the fourth quarter of 2013.

As a dividend-paying corporation, ARC declares monthly dividends to its shareholders. ARC continually assesses dividend levels in light of commodity prices, capital expenditure programs, and production volumes to ensure that dividends are in line with the long-term strategy and objectives of ARC as per the following guidelines:

—
To maintain a dividend policy that, in normal times, in the opinion of Management and the Board, is sustainable after factoring in the impact of current commodity prices on funds from operations. ARC’s objective is to normalize the effect of volatility of commodity prices rather than to pass that volatility onto shareholders in the form of fluctuating monthly dividends.

—
To maintain ARC’s financial flexibility, by reviewing ARC’s level of debt to equity and debt to funds from operations. The use of funds from operations and proceeds from equity offerings to fund capital development activities reduces the need to use debt to finance these expenditures.

ARC is focused on value creation, with the dividend being a key component of its business strategy. ARC believes that it is positioned to sustain current dividend levels despite the volatile commodity price environment. ARC’s fourth quarter dividend was 38 per cent of funds from operations (34 per cent of funds from operations for the year ended December 31, 2014).

ARC's Board of Directors approved a modification to the DRIP and SDP wherein the discount applicable to common shares acquired or issued under both plans was reduced to three per cent from five per cent. The change took effect for the September 15, 2014 dividend payment for shareholders on record as of August 29, 2014.

The actual amount of future monthly dividends is proposed by Management and is subject to the approval and discretion of the Board. The Board reviews future dividends in conjunction with their review of quarterly financial and operating results. Dividends are taxable to the shareholder irrespective of whether payment is received in cash or shares via the DRIP. In the case of shares issued via the SDP, dividends received are converted to a future capital gain to the recipient. Shareholders should consult their own tax advisors with respect to tax implications of dividends received in cash or via the DRIP or SDP in their particular circumstances.

On January 16, 2015, ARC confirmed that a dividend of $0.10 per common share designated as an eligible dividend will be paid on February 17, 2015 to shareholders of record on January 30, 2015 with an ex-dividend date of January 28, 2015.

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Please refer to ARC’s website at www.arcresources.com for details of the estimated monthly dividend amounts and dividend dates for 2014.

Environmental Initiatives Impacting ARC

There are no new material environmental initiatives impacting ARC at this time.

Contractual Obligations and Commitments

Table 28 discloses ARC's contractual obligations and commitments at December 31, 2014 and the associated minimum future payments:

Table 28

	Payments Due by Period
Contractual Obligations and Commitments ($ millions)	1 Year	2-3 Years	4-5 Years	Beyond 5 Years	Total
Debt repayments (1)	49.5	94.0	220.7	710.6	1,074.8
Interest payments (2)	43.5	78.8	66.4	88.7	277.4
Reclamation fund contributions (3)	3.4	6.4	6.0	48.4	64.2
Purchase commitments	27.0	19.4	13.6	8.2	68.2
Transportation commitments	67.2	137.7	113.6	260.7	579.2
Operating leases	15.8	29.4	27.1	58.6	130.9
Risk management contract premiums (4)	0.8	9.6	0.5	—	10.9
Total contractual obligations and commitments	207.2	375.3	447.9	1,175.2	2,205.6
(1)	Long-term and current portion of long-term debt.
(2)	Fixed interest payments on senior notes.
(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.
(4)	Fixed premiums to be paid in future periods on certain commodity price risk management contracts.

In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 15 "Financial Instruments and Market Risk Management" of the financial statements). As the premiums are related to the underlying risk management contract, they have been recorded at fair market value at December 31, 2014 on the balance sheet as part of risk management contracts.

ARC enters into commitments for capital expenditures in advance of the expenditures being made. At any given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital expenditures in a future period.

ARC is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material impact on ARC’s financial position or results of operations and therefore Table 28 does not include any commitments for outstanding litigation and claims.

Off-Balance Sheet Arrangements

ARC has certain lease agreements, all of which are reflected in the Contractual Obligations and Commitments table (Table 28), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases on the balance sheet as of December 31, 2014.

Critical Accounting Estimates

ARC has continuously refined and documented its management and internal reporting systems to ensure that accurate, timely, internal and external information is gathered and disseminated.

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ARC’s financial and operating results incorporate certain estimates including:

—	estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

—	estimated capital expenditures on projects that are in progress;

—	estimated DD&A charges that are based on estimates of oil and gas reserves that ARC expects to recover in the future;

—
estimated fair values of financial instruments that are subject to fluctuation depending upon the underlying commodity prices, foreign exchange rates and interest rates, volatility curves and the risk of non-performance;

—	estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures;

—	estimated future recoverable value of PP&E and goodwill and any associated impairment charges or recoveries; and

—
estimated compensation expense under ARC’s share-based compensation plans including the PSU Plan that is based on an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier.

ARC has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates. For further information on the determination of certain estimates inherent in the financial statements, refer to Note 5 “Management Judgments and Estimation Uncertainty” in the audited consolidated financial statements for the years ended December 31, 2014 and 2013.

ARC’s leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with ARC’s environmental, health and safety policies.

ASSESSMENT OF BUSINESS RISKS

The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with ARC’s business that can impact the financial results. They include, but are not limited to:

Volatility of Oil and Natural Gas Prices

ARC’s operational results and financial condition, and therefore the amount of capital expenditures and future dividend payments made to shareholders, are dependent on the prices received for crude oil and natural gas production. Decreasing crude oil and natural gas prices will affect ARC’s cash flow, impacting ARC’s level of capital expenditures and may result in the shut-in of certain producing properties. Differentials on Canadian crude oil have also shown significant volatility throughout recent years due to pipeline and infrastructure constraints. Any movement in crude oil and natural gas prices will have an effect on ARC’s ability to continue with its capital expenditure program and its ability to pay dividends. Future declines in crude oil and natural gas prices may result in future declines in, or elimination of, any future dividends. Crude oil and natural gas prices are determined by economic and, in some circumstances, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other crude oil and natural gas regions, impact prices. ARC may manage the risk associated with changes in commodity prices by entering into crude oil or natural gas price derivative contracts. If ARC engages in activities to manage its commodity price exposure, it may forego the benefits it would otherwise experience if commodity prices were to increase. In addition, commodity derivative contracts activities could expose ARC to losses.

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To the extent that ARC engages in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which it contracts.

Refinancing and Debt Service

ARC currently has a $1 billion financial covenant-based syndicated credit facility with 12 banks. At the request of ARC, the lenders will review the credit facility each year and determine if they will extend for another year. In the event that the facility is not extended before November 6, 2018, indebtedness under the facility will become repayable at that date. There is also a risk that the credit facility will not be renewed for the same amount or on the same terms. Any of these events could affect ARC’s ability to fund ongoing operations and make future dividend payments.

ARC currently has $991 million of long-term, fixed interest rate debt outstanding which requires principal repayments in 2015 through 2026. ARC intends to fund these principal repayments with existing credit facilities. In the event ARC is unable to fund future principal repayments, it may impact ARC’s ability to fund its ongoing operations and make future dividend payments.

ARC is required to comply with covenants under the credit facility. In the event that ARC does not comply with covenants under the credit facility, ARC’s access to capital could be restricted or repayment could be required. ARC routinely reviews the covenants based on actual and forecast results and has the ability to make changes to its development plans and/or dividend policy to comply with covenants under the credit facility. If ARC becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on such assets of ARC or sell the working interests.

Access to Capital Markets

ARC's capital expenditures are financed from funds from operations, borrowings, proceeds from property divestments and possible future equity issuances. ARC's ability to issue equity is dependent upon, among other factors, the overall state of capital markets and investor appetite for investments in the energy industry and ARC securities. Further, if revenues or reserves decline ARC may not have access to the capital necessary to undertake or complete future drilling programs.

Additionally, ARC may issue additional common shares from treasury at prices which may result in a decline in production per common share and reserves per common share.

To the extent that external sources of capital become limited or unavailable or available on onerous terms, ARC's ability to make capital investments and maintain or expand existing assets and reserves may be impaired and ARC's assets, liabilities, business, financial condition, results of operations and dividend payments may be materially or adversely affected as a result.

Retention of Key Personnel

A loss in the key personnel of ARC could delay the completion of certain projects or otherwise have a material adverse effect on the Company. Shareholders are dependent on ARC's management and staff in respect of the administration and management of all manners relating to ARC's assets. Any deterioration of ARC's corporate culture could adversely affect ARC's long-term success.

Operational Matters

The operation of oil and gas wells involves a number of operating and natural hazards that may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to operating subsidiaries of ARC and possible liability to third parties. ARC maintains liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. ARC may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may reduce dividend payments to shareholders.

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Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. Approximately nine per cent of ARC’s production is operated by third parties. ARC has limited ability to influence costs on partner operated properties. Operating costs on most properties operated by third parties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, ARC’s revenue from such property may be reduced. Payments from production generally flow through the operator and there is a risk of delayed payment, or non-payment and additional expense in recovering such revenues if the operator becomes insolvent. To mitigate this risk, all significant non-operated production is taken in kind and marketed by ARC. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of ARC to certain properties. A reduction of future dividend payments to shareholders could result under such circumstances.

Reserves and Resources Estimates

The reserves and recovery information contained in ARC’s independent reserves evaluation is only an estimate. The actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by the independent reserves evaluator. The reserves report was prepared using certain commodity price assumptions. If lower prices for crude oil, natural gas, condensate and NGLs are realized by ARC and substituted for the price assumptions utilized in those reserves reports, the present value of estimated future net cash flows for ARC’s reserves as well as the amount of ARC’s reserves would be reduced and the reduction could be significant.

Depletion of Reserves and Maintenance of Dividend

ARC’s future crude oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on ARC’s success in exploiting its reserves base and acquiring additional reserves. Without reserves additions through acquisition or development activities, ARC’s reserves and production will decline over time as the oil and natural gas reserves are produced out. There can be no assurance that ARC will make sufficient capital expenditures to maintain production at current levels nor, as a consequence, that the amount of dividends by ARC to shareholders can be maintained at current levels. There can be no assurance that ARC will be successful in developing or acquiring additional reserves on terms that meet ARC’s investment objectives.

Counterparty Risk

ARC assumes customer credit risk associated with oil and gas sales, financial hedging transactions and joint arrangement participants. In the event that ARC’s counterparties default on payments to ARC, cash flows will be impacted and dividend payments to shareholders may be impacted. ARC has established credit policies and controls designed to mitigate the risk of default or non-payment with respect to oil and gas sales, financial hedging transactions and joint arrangement participants. A diversified sales customer base is maintained and exposure to individual entities is reviewed on a regular basis.

Variations in Interest Rates and Foreign Exchange Rates

Variations in interest rates could result in an increase in the amount ARC pays to service debt. World oil prices are quoted in US dollars and the price received by Canadian producers is therefore affected by the Canadian/US dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact ARC’s net production revenue. Volatility in interest rates and the Canadian dollar may affect future cash flow from operations and reduce funds available for both dividends and capital expenditures. ARC may initiate certain derivative contracts to attempt to mitigate these risks. To the extent that ARC engages in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which it contracts. An increase in Canadian/US exchange rates may impact future dividend payments to shareholders and the value of ARC’s reserves as determined by independent evaluators.

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Changes in Income Tax Legislation

In the future, income tax laws or other laws may be changed or interpreted in a manner that adversely affects ARC or its shareholders. Tax authorities having jurisdiction over ARC or its shareholders may disagree with how ARC calculates its income for tax purposes to the detriment of ARC and its shareholders.

Changes in Government Royalty Legislation

Provincial programs related to the crude oil and natural gas industry may change in a manner that adversely impacts shareholders. ARC currently operates in British Columbia, Alberta, Saskatchewan and Manitoba, all of which have different royalty programs that could be revised at any time. Future amendments to royalty programs in any of ARC’s operating jurisdictions could result in reduced cash flow and reduced dividend payments to shareholders.

Acquisitions

The price paid for acquisitions is based on engineering and economic estimates of the potential reserves made by independent engineers modified to reflect the technical views of Management. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of crude oil, natural gas, condensate and NGLs, future prices of crude oil, natural gas, condensate and NGLs, and operating costs, future capital expenditures and royalties and other government levies that will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the working interests, Management and ARC. In particular, changes in the prices of and markets for crude oil, natural gas, condensate and NGLs from those anticipated at the time of making such assessments will affect the amount of future dividends and the value of the shares. In addition, all such estimates involve a measure of geological and engineering uncertainty that could result in lower production and reserves than attributed to the working interests. Actual reserves could vary materially from these estimates. Consequently, the reserves acquired may be less than expected, which could adversely impact cash flow and dividends to shareholders.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of ARC or its working interests. Such legislation may be changed to impose higher standards and potentially more costly obligations to ARC. Furthermore, Management believes the federal government appears to favor new programs for environmental laws and regulation, particularly in relation to the reduction of emissions, and there is no assurance that any such programs, laws or regulations, if proposed and enacted, will not contain emission reduction targets which ARC cannot meet. Financial penalties or charges could be incurred as a result of the failure to meet such targets. In particular there is uncertainty regarding the Federal Government’s Regulatory Framework for Air Emissions (“Framework”), as issued under the Canadian Environmental Protection Act.

The use of fracture stimulations has been ongoing safely in an environmentally responsible manner in western Canada for decades. With the increase in the use of fracture stimulations in horizontal wells there is increased communication between the oil and natural gas industry and a wider variety of stakeholders regarding the responsible use of this technology. This increased attention to fracture stimulations may result in increased regulation or changes of law which may make the conduct of ARC’s business more expensive or prevent ARC from conducting its business as currently conducted. ARC focuses on conducting transparent, safe and responsible operations in the communities in which its people live and work.

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PROJECT RISKS

ARC manages a variety of small and large projects and plans to continue with the development of several capital projects throughout 2015. Project delays may impact expected revenues from operations. Significant project cost overruns could make a project uneconomic. ARC's ability to execute projects and market oil and natural gas depends upon numerous factors beyond its control, including:

—	availability of processing capacity;

—	availability and proximity of pipeline capacity;

—	availability of storage capacity;

—	supply of and demand for oil and natural gas;

—	availability of alternative fuel sources;

—	effects of inclement weather;

—	availability of drilling and related equipment;

—	unexpected cost increases;

—	accidental events;

—	changes in regulations; and

—	availability and productivity of skilled labour.

Because of these factors, ARC could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that ARC produces.

Disclosure Controls and Procedures

As of December 31, 2014, an internal evaluation was carried out of the effectiveness of ARC’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that ARC files or submits under the Exchange Act or under Canadian Securities legislation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by ARC in the reports that it files or submits under the Exchange Act or under Canadian Securities Legislation is accumulated and communicated to ARC’s Management, including the senior executive and financial officers, as appropriate to allow timely decisions regarding the required disclosure.

Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of ARC’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The assessment was based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring

ARC Resources Ltd.	33

Organizations of the Treadway Commission. Management concluded that ARC’s internal control over financial reporting was effective as of December 31, 2014. The effectiveness of ARC’s internal control over financial reporting as of December 31, 2014 has been audited by Deloitte LLP, as reflected in their report for 2014. No changes were made to ARC’s internal control over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

FINANCIAL REPORTING UPDATE

Changes in Accounting Policies

As of January 1, 2014, the Company adopted several new IFRS interpretations and amendments in accordance with the transitional provisions of each standard. A brief description of each new accounting policy and its impact on the Company's financial statements follows below:

—
IAS 36 "Impairment of Assets" has been amended to reduce the circumstances in which the recoverable amount of cash generating units "CGUs" is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The retrospective adoption of these amendments impact ARC's disclosures in the notes to the financial statements in periods when an impairment loss or impairment reversal is recognized.

—
IAS 39 "Financial Instruments: Recognition and Measurement" has been amended to clarify that there would be no requirement to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. The retrospective adoption of the amendments does not have any impact on ARC's financial statements.

—
IFRIC 21 "Levies" was developed by the IFRS Interpretations Committee ("IFRIC") and is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., IAS 12 "Income Taxes") and fines or other penalties for breaches of legislation. The interpretation clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. Lastly, the interpretation clarifies that a liability should not be recognized before the specified minimum threshold to trigger that levy is reached. The retrospective adoption of this interpretation does not have any impact on ARC's financial statements.

Future Accounting Policy Changes

In May 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers," which replaces IAS 18 "Revenue," IAS 11 "Construction Contracts," and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2017, with earlier adoption permitted. IFRS 15 will be applied by ARC on January 1, 2017 and the Company is currently evaluating the impact of the standard on ARC's financial statements.

In July 2014, the IASB completed the final elements of IFRS 9 "Financial Instruments." The Standard supersedes earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 "Financial Instruments: Recognition and Measurement." IFRS 9, as amended, includes a principle-based approach for classification and measurement of financial assets, a single 'expected loss’ impairment model and a substantially-reformed approach to hedge accounting. The Standard will come into effect for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. IFRS 9 will be applied by ARC on January 1, 2018 and the Company is currently evaluating the impact of the standard on ARC's financial statements.

Non-GAAP Measures

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as operating netbacks (“netbacks”), operating income, finding, development and acquisition costs, net asset value, and total returns to

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analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability for ARC and provide investors with information that is commonly used by other oil and gas companies. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

Additional GAAP Measures

All additional GAAP Measures described below do not have a standardized meaning prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

Funds from Operations
Funds from operations is defined as net income excluding the impact of non-cash DD&A and impairment charges, accretion of ARO, E&E expense, deferred tax expense and recovery, unrealized gains and losses on risk management contracts, unrealized gains and losses on foreign exchange, gains on disposal of petroleum and natural gas properties, unrealized gains and losses on short-term investments, non-cash lease inducement charges, share option expense, and is further adjusted to include any portion of unrealized gains and losses on risk management contracts settled annually that relate to current period production. ARC considers funds from operations to be a key measure of operating performance as it demonstrates ARC’s ability to generate the necessary funds to fund future growth through capital investment and to repay debt. Management believes that such a measure provides a better assessment of ARC’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring, while respecting that certain risk management contracts that are settled on an annual basis are intended to protect prices on product sales occurring throughout the year. From a business perspective, the most directly comparable measure of funds from operations calculated in accordance with GAAP is net income.

Net Debt
Net debt is defined as long-term debt plus working capital surplus or deficit. Working capital surplus or deficit is calculated as current liabilities less current assets as they appear on the balance sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and ARO contained within liabilities associated with assets held for sale, as well as the current portion of long-term debt and current portion of ARO.

Total Capitalization
Total capitalization is defined as total shares outstanding multiplied by the closing share price on the Toronto Stock Exchange plus net debt outstanding. Total capitalization is used by ARC in analyzing its balance sheet strength and liquidity.

Forward-looking Information and Statements

This MD&A contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect," "anticipate," "continue," "estimate," "objective," "ongoing," "may," "will," "project," "should," "believe," "plans," "intends," "strategy," and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: ARC’s financial goals under the heading “About ARC Resources Ltd.," ARC’s view of future crude oil, natural gas, condensate and NGLs pricing under the heading “Economic Environment,” ARC’s guidance for 2015 under the heading “2014 Annual Guidance and Financial Highlights,” ARC’s intentions in the future regarding hedging under the heading “Risk Management,” ARC’s view as to the increased transportation costs under the heading “Operating and Transportation Expenses,” the estimated future payments under the RSU and PSU Plan under the heading “Long-Term Incentive Plans – Restricted Share Unit & Performance Share Unit Plan, Share Option Plan, and Deferred Share Unit Plan,” the information relating to the 2015 capital program under the heading “Capital Expenditures, Acquisitions and Dispositions,” the financing information relating to raising capital under the heading "Capitalization, Financial Resources and Liquidity," ARC's belief in relation to maintaining current dividend levels under the heading "Dividends," ARC’s estimates of normal course obligations under the heading “Contractual Obligations and Commitments,” and a number of other matters, including

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the amount of future asset retirement obligations, future liquidity and financial capacity, future results from operations and operating metrics, future costs, expenses and royalty rates, future interest costs, and future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures.

The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third-party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this MD&A and in ARC's Annual Information Form).

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

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Glossary

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbl/d	barrels per day
mbbls	thousand barrels
mmbbls	million barrels

boe (1)	barrels of oil equivalent
boe/d (1)	barrels of oil equivalent per day
mboe (1)	thousands of barrels of oil equivalent
mmboe (1)	millions of barrels of oil equivalent

mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmcf	million cubic feet
mmcf/d	million cubic feet per day
bcf	billion cubic feet

mmbtu	million British Thermal Units
GJ	gigajoule

(1)
Where applicable in this MD&A natural gas has been converted to boe based on a conversion ratio of six mcf to one bbl. The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing a conversion ratio of 6:1 may be misleading as an indication of value.

Financial and Business Environment

ARO	asset retirement obligations
DD&A	depreciation, depletion and amortization
DRIP	Dividend Reinvestment Program
DSU	Deferred Share Unit
E&E	intangible exploration and evaluation
GAAP	generally accepted accounting principles
G&A	general and administrative
IFRS	International Financial Reporting Standards
MSW	Mixed Sweet Blend
NGLs	natural gas liquids
NYMEX	New York Mercantile Exchange
PP&E	property, plant and equipment
PSU	Performance Share Unit
RSU	Restricted Share Unit
SDP	Stock Dividend Program
WTI	West Texas Intermediate

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ANNUAL HISTORICAL REVIEW
For the year ended December 31
($ millions, except per share amounts)	2014	2013	2012	2011	2010
FINANCIAL
Sales of crude oil, natural gas, condensate and NGLs	2,107.7	1,624.3	1,389.4	1,438.2	1,213.7
Per share (1)	6.66	5.21	4.67	5.02	4.67
Per share, diluted (1)	6.64	5.21	4.67	5.02	4.59
Funds from operations (2)	1,124.0	861.8	719.8	844.3	667.0
Per share (1)	3.55	2.77	2.42	2.95	2.57
Per share, diluted (1)	3.54	2.76	2.42	2.95	2.52
Net income and comprehensive income	380.8	240.7	139.2	287.0	212.2
Per share (1)	1.20	0.77	0.47	1.00	0.82
Per share, diluted (1)	1.20	0.77	0.47	1.00	0.80
Operating income (3)	390.3	224.9	163.1	293.5	235.6
Per share (1)	1.23	0.72	0.55	1.02	0.91
Per share, diluted (1)	1.23	0.72	0.55	1.02	0.88
Dividends declared	380.2	374.0	357.4	344.0	313.5
Per share (1)	1.20	1.20	1.20	1.20	1.20
Total assets	6,325.5	5,736.0	5,627.1	5,323.9	5,060.1
Total liabilities	2,773.7	2,339.9	2,230.4	2,162.1	1,947.7
Net debt outstanding (4)	1,255.9	1,011.5	745.6	909.7	871.0
Weighted average shares outstanding	316.6	311.5	297.2	286.6	259.9
Weighted average shares outstanding, diluted	317.2	311.9	297.2	286.6	264.2
Shares outstanding, end of period	319.4	314.1	308.9	288.9	284.4
CAPITAL EXPENDITURES
Geological and geophysical	17.6	19.2	31.8	25.9	16.0
Drilling and completions	660.0	568.4	429.8	456.5	358.5
Plant and facilities	261.4	267.7	131.6	165.1	131.4
Other	6.5	4.6	5.3	3.6	24.1
Total capital expenditures	945.5	859.9	598.5	651.1	530.0
Undeveloped land purchased at Crown land sales	62.3	14.3	9.5	74.9	60.9
Total capital expenditures including undeveloped land purchases	1,007.8	874.2	608.0	726.0	590.9
Acquisitions	73.5	36.4	36.5	57.1	8.9
Dispositions	(39.3)	(89.8)	(4.1)	(168.4)	(3.9)
Corporate acquisitions	—	—	—	—	652.1
Total capital expenditures and net acquisitions	1,042.0	820.8	640.4	614.7	1,248.0
OPERATING
Production
Crude oil (bbl/d)	36,525	32,784	31,454	27,158	27,341
Condensate (bbl/d)	3,667	2,251	2,217	2,052	1,617
Natural gas (mmcf/d)	406.1	349.4	342.9	310.6	254.2
NGLs (bbl/d)	4,518	2,811	2,728	2,444	2,628
Total (boe/d)	112,387	96,087	93,546	83,416	73,954
Average realized prices, prior to hedging
Crude oil ($/bbl)	90.64	88.90	82.03	89.51	73.85
Condensate ($/bbl)	93.81	94.13	92.63	96.07	77.40
Natural gas ($/mcf)	4.76	3.45	2.62	3.83	4.21
NGLs ($/bbl)	39.45	36.25	38.11	47.53	39.57
Oil equivalent ($/boe)	51.31	46.31	40.50	47.15	44.88
RESERVES (company gross) (5)
Proved plus probable reserves
Crude oil and NGLs (mbbl)	192,489	194,064	185,548	170,153	165,963
Natural gas (bcf)	2,881.6	2,638.8	2,528.6	2,413.3	1,914.9
Total (mboe)	672,748	633,864	606,982	572,374	485,121
TRADING STATISTICS ($, based on intra-day trading)
High	33.68	29.95	26.25	28.67	26.04
Low	22.70	23.12	18.36	19.40	18.77
Close	25.16	29.57	24.44	25.10	25.41
Average daily volume (thousands)	1,344	1,064	1,356	1,251	1,197
(1)
Per share amounts (with the exception of dividends per share which are based on the number of shares outstanding at each dividend record date) are based on weighted average shares outstanding during the period.

(2)	Refer to the sections entitled "Funds from Operations" and “Additional GAAP Measures” contained within this MD&A.
(3)	Refer to the sections entitled "Operating Income" and “Non-GAAP Measures” contained within this MD&A.
(4)	Refer to the sections entitled "Capitalization, Financial Resources and Liquidity" and “Additional GAAP Measures” contained within this MD&A.
(5)	Company gross reserves are the gross interest reserves prior to the deduction of royalty burdens.

ARC Resources Ltd.	38

QUARTERLY HISTORICAL REVIEW

($ millions, except per share amounts)	2014				2013
FINANCIAL	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales of crude oil, natural gas, condensate, NGLs and other income	454.1	535.2	567.0	551.4	425.0	417.4	403.4	378.5
Per share, basic (1)	1.43	1.69	1.79	1.75	1.36	1.34	1.30	1.22
Per share, diluted (1)	1.42	1.68	1.79	1.75	1.35	1.34	1.30	1.22
Funds from operations (2)	251.7	284.2	295.8	292.3	237.8	220.4	201.2	202.4
Per share, basic (1)	0.79	0.90	0.94	0.93	0.76	0.71	0.65	0.65
Per share, diluted (1)	0.79	0.89	0.93	0.93	0.76	0.71	0.65	0.65
Net income and comprehensive income	113.7	90.3	147.4	29.4	13.6	86.9	93.3	46.9
Per share, basic (1)	0.36	0.28	0.47	0.09	0.04	0.28	0.30	0.15
Per share, diluted (1)	0.36	0.28	0.47	0.09	0.04	0.28	0.30	0.15
Operating income (3)	64.5	90.1	118.7	117.0	50.0	73.3	53.9	47.6
Per share, basic (1)	0.20	0.28	0.37	0.37	0.16	0.23	0.17	0.15
Per share, diluted (1)	0.20	0.28	0.37	0.37	0.16	0.23	0.17	0.15
Dividends declared	95.7	95.2	94.8	94.5	94.0	93.7	93.4	92.9
Per share (1)	0.30	0.30	0.30	0.30	0.30	0.30	0.30	0.30
Total assets	6,325.5	6,095.5	5,988.7	5,949.5	5,736.0	5,599.2	5,548.1	5,612.7
Total liabilities	2,773.7	2,603.5	2,531.1	2,580.7	2,339.9	2,156.6	2,132.6	2,229.9
Net debt outstanding (4)	1,255.9	1,152.8	1,061.9	1,096.0	1,011.5	936.5	883.7	855.1
Weighted average shares outstanding	318.6	317.2	315.9	314.7	313.5	312.2	310.9	309.6
Weighted average shares outstanding, diluted	319.1	317.8	316.6	315.2	313.9	312.5	311.2	309.8
Shares outstanding, end of period	319.4	317.8	316.5	315.3	314.1	312.8	311.5	310.2
CAPITAL EXPENDITURES
Geological and geophysical	4.7	3.5	3.5	5.9	6.6	4.5	3.1	5.0
Drilling and completions	164.4	154.9	181.6	159.1	140.9	179.2	106.7	141.6
Plant and facilities	78.2	58.8	49.4	75.0	58.8	65.6	59.8	83.5
Administrative assets	2.0	1.0	1.6	2.0	1.4	1.0	1.1	1.1
Total capital expenditures	249.3	218.2	236.1	242.0	207.7	250.3	170.7	231.2
Undeveloped land purchased at Crown land sales	18.0	21.9	16.6	5.8	3.5	8.9	0.7	1.2
Total capital expenditures including undeveloped land purchases	267.3	240.1	252.7	247.8	211.2	259.2	171.4	232.4
Acquisitions	—	37.3	5.5	30.7	12.4	12.6	2.4	9.0
Dispositions	(2.4)	(5.1)	(31.8)	—	0.5	(53.6)	(28.2)	(8.5)
Total capital expenditures, land purchases and net acquisitions and dispositions	264.9	272.3	226.4	278.5	224.1	218.2	145.6	232.9
OPERATING
Production
Crude oil (bbl/d)	37,442	35,871	35,317	37,478	35,542	31,438	31,635	32,505
Condensate (bbl/d)	3,448	3,862	4,462	2,887	2,580	2,235	2,150	2,032
Natural gas (mmcf/d)	432.1	424.5	397.2	369.6	359.4	348.9	340.8	348.6
NGLs (bbl/d)	5,075	5,056	4,179	3,743	2,868	2,687	2,859	2,831
Total (boe/d)	117,986	115,530	110,165	105,699	100,883	94,515	93,436	95,472
Average realized prices, prior to hedging
Crude oil ($/bbl)	72.49	93.34	102.14	95.58	82.85	101.43	89.18	83.00
Condensate ($/bbl)	74.04	95.55	103.72	100.11	88.72	96.70	91.08	101.53
Natural gas ($/mcf)	4.15	4.46	4.99	5.60	3.61	2.94	3.89	3.37
NGLs ($/bbl)	32.69	39.61	39.51	48.54	41.47	36.80	29.25	37.48
Oil equivalent ($/boe)	41.78	50.28	56.44	57.91	45.51	47.94	47.36	43.84
TRADING STATISTICS
($, based on intra-day trading)
High	29.85	32.60	33.68	30.66	29.95	28.65	28.90	27.64
Low	22.70	28.54	30.30	27.52	25.68	24.71	25.73	23.12
Close	25.16	29.55	32.49	30.45	29.57	26.27	27.53	26.84
Average daily volume (thousands)	1,886	1,205	1,037	1,248	1,030	1,004	1,074	1,151
(1)
Per share amounts (with the exception of dividends per share which are based on the number of shares outstanding at each dividend record date) are based on weighted average shares outstanding during the period.

(2)	Refer to the sections entitled "Funds from Operations" and “Additional GAAP Measures” contained within this MD&A.
(3)	Refer to the sections entitled "Operating Income" and “Non-GAAP Measures” contained within this MD&A.
(4)	Refer to the sections entitled "Capitalization, Financial Resources and Liquidity" and “Additional GAAP Measures” contained within this MD&A.

ARC Resources Ltd.	39